TELTRONICS



2002 Annual Report

The Evolution of Enterprise Communication

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President's Letter

Dear Fellow Shareholders

It is fair to say that 2002 was probably one of the most challenging years ever in the history of the telecom industry. In many respects, Teltronics survived better than some of its larger competitors. We moved to the OTC Bulletin Board exchange because we fell below the minimum shareholder's-equity and dollar-share requirements of the NASDAQ. However, Teltronics continues to meet the same public reporting as required by the SEC and NASD before the move to the OTC. We are still required to file timely and meet all of the new Sarbanes-Oxley requirements including independent board members, standards for audit committees regarding financial experts, certifications of financial information by executive and financial. Our long-term goal is to return to a national market exchange.

As you will see from the enclosed 10-K, our revenue decreased by approximately $10 million to $54 million, and net loss decreased from $6.6 million to $4.6 million. I would like to take a couple of moments to analyze the $4.6 million loss, as the majority of it is non-cash related. We took a $2.3 million provision against inventory, $2.3 million in depreciation and amortization, and $750,000 in one-time costs – including employee severances and lease facilities. We downsized our Mexican operation and closed our Dallas facility. We continue to look at ways to reduce costs without damaging our ability to recover as the market returns.

On a more positive note, I am pleased to announce that in 2003, we will launch three new products all related to the industry trend towards IP telephony and the integration of telephony and data networks.

The first release is our SEBea™ product, which affords us a completely new opportunity to manage data and voice networks with full Internet connectivity, SNMP reporting, and traditional alarms management, plus the ability to script responses to the alarms. We successfully introduced this product into new markets in the United States and Europe.

We developed new hardware and software gateway cards for the 20-20® switching system. This offering lets the installed base of over 15,000 switches benefit from IP technology without swapping out the whole switch. It allows us to move to standards-based IP with the full traditional networking capabilities of the 20-20 switch, as well as to support H323 standards, which allows the 20-20 system to interface to any other type of IP network or switch. Additionally, we have sourced standard IP phones and enhanced them with our software to emulate our digital sets. We are currently in alpha trials with these products.

Finally, we acquired the rights to a pure IP solution, Cypreon™, which complements the 20-20 system. This product embodies all the features of a PBX that traditionalists would expect; however, it also works with internal IP data networks, WAN connections using H323, and all of the standard analog and digital gateways that are part of today's worldwide telephony requirements. We anticipate a mid-year commercial release of the Cypreon product and are already discussing distribution channels with a number of players.

Although 2003 has started slowly, I do believe, given our new products, markets and international installed base, that we will see an upturn in the business later on this year. Also, with the help of Atlantic American Capital, Inc., we are looking at ways of raising new capital for Teltronics. As you can imagine, this effort will be challenging, given the current market environment. I look forward to a better year and President's letter in 2004.



Ewen R. Cameron
President and Chief Executive Officer
March 2003

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from ____________________ to ____________________

Commission File Number: 0-17893

TELTRONICS, INC.
(Name of small business issuer in its charter)

Delaware	59-2937938
(State or other jurisdiction of Incorporation or organization)	(IRS Employer Identification Number)

2150 Whitfield Industrial Way, Sarasota, Florida	34243
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: (941) 753-5000

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common stock, $.001 par value
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K, [X].

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12-b-2.) Yes [ ] No [X]

The aggregate market value on the OTC Bulletin Board of the Registrant's common stock held by non-affiliates, computed by reference to the average bid and asked price of the common stock on the OTC Bulletin Board as of the last business day of Teltronics' most recently completed second fiscal quarter (June 28, 2002), was approximately $1,717,244. For purposes of computing such market value, the Registrant has assumed that affiliates include only its executive officers, directors and 5% stockholders. This determination of affiliate status has been made solely for the purpose of this Report, and the Registrant reserves the right to disclaim that any such individual is an affiliate of the Registrant for any other purposes.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of March 24, 2003, 5,930,241 shares of the Registrant's common stock, par value $.001, were issued and outstanding.

Exhibit index appears on pages 60-61.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

References in this report to the "Company," "Teltronics," "we," "our" or "us" mean Teltronics, Inc. together with its subsidiaries, except where the context otherwise requires. A number of statements contained in this Annual Report on Form 10-K are forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," or words of similar import. Similarly, statements that describe our future plans, objectives, strategies or goals are also forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that may materially adversely affect the anticipated results. Such risks and uncertainties include, but are not limited to, the timely development and market acceptance of products and technologies, competitive market conditions, successful integration of acquisitions, the ability to secure additional sources of financing, the ability to reduce operating expenses and other factors described in the Company's filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements made herein and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this Form 10-K and we disclaim any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

General

Teltronics, Inc., a Delaware corporation, designs, installs, develops, manufactures and markets electronic hardware and application software products, and engages in electronic manufacturing services primarily in the telecommunication industry.

On May 18, 2000, the Company acquired substantially all of the assets of Telident, Inc., a Minnesota corporation engaged in the design, manufacture and marketing of hardware and software systems utilizing enhanced 911 network technology to communicate with public safety 911 contact points. The Company markets these products to a wide variety of businesses, including colleges, universities, nursing homes, hospitals, government offices, primary and secondary educational institutions, and hospitality establishments. See Business - Teltronics Segment - Emergency Response Systems.

On June 30, 2000, the Company acquired certain equipment, inventory and intellectual property rights related to the 20-20® switching system and associated products of the Communications Products Division ("CPD") of Harris Corporation ("Harris"). The 20-20 product is a digital switch capable of supporting up to 9,600 ports/desktops. See Business - Teltronics Segment - Digital Switching Systems.

In July 2002, the Company sold ownership of its Interactive Solutions, Inc. ("ISI") subsidiary and converted all debt and obligations owed to the Company by ISI to 50,000 shares of Series A Preferred stock of ISI. In connection with the sale of ISI, the Company's common stock ownership of ISI was reduced from 85% to 15%.

Operating Segments

Management utilizes criteria provided in Statement of Financial Accounting Standards No. 131 to define its operating segments. This standard defines an operating segment as a component of an enterprise (1) which engages in business activities from which it earns revenues and incurs expenses, (2) whose operating results are regularly reviewed by the enterprises chief operating decision maker ("CODM") and (3) for which discrete financial information is available.

The Company's operations are classified into three reportable segments, Teltronics, Inc., ISI and Mexico. As further described in Note 1 to the Company's consolidated financial statements, ISI was sold in July 2002. Operating segment data for 2002, 2001 and 2000 are summarized in Note 9 in the notes to the Consolidated Financial Statements in Part II and are incorporated herein by reference.

Our Strategy

Because of the downturn in the telecommunications and electronics industries in 2002, we embarked on a series of restructuring and cost-cutting activities to further streamline our operations and activities around our core products in an attempt to strengthen our financial position.

Our activities included the following: (1) eliminating some marginally profitable or non-strategic business segments, which included selling our ISI business segment in July 2002, (2) assessing our product portfolio and associated research and development ("R&D"), (3) streamlining the rest of our operations to support those reassessments and (4) eliminating positions to reduce personnel costs where appropriate. In making these decisions, we have taken and continue to take into account the needs of our largest customers. We cannot assure you that these restructuring and cost-cutting activities will be effective. If current economic conditions continue for an extended period of time, we believe that this will have a material adverse effect on our operating results and financial condition.

Our strategy focuses on meeting the needs of telecommunications customers through our four distinct product groups:

- Intelligent Systems Management
- Digital Switching Systems
- Customer Contact Management Systems
- Emergency Response Systems

We also manufacture our own products. We believe this enables us to be more responsive to our customers as well as providing an additional source of revenue through our ability to provide electronic manufacturing services. We have invested in facilities that will allow us to expand our manufacturing for our existing product lines and accommodate an increase in electronic manufacturing services business.

TELTRONICS, INC. SEGMENT

Intelligent Systems Management

In the early 1980's, telecommunications sales & service providers were looking for ways to differentiate themselves. Competitive pressures significantly eroded margins on sales of Private Automated Branch Exchange ("PABX") hardware, and interconnects began to concentrate more on service to address decreasing revenues and margins. This initiative led to the development of enhanced service offerings to their customers, and the Teltronics alarms monitoring, or Intelligent Systems Management ("ISM") product line was designed to capitalize on this new strategy. The ISM products maintained a leadership role in alarms monitoring for voice networks throughout the `80's & `90's, but the new century ushered in expanded technologies, new challenges, emerging markets, network convergence; but most of all, new opportunities.

The current focus of Teltronics' ISM business unit is to adapt our outlook to take advantage of these service opportunities and maintain the a leadership position in this market. Our new model, of our old standard, the Site Event Buffer ("SEB") product line, along with an enhanced version of the *IRISnGEN*™ management platform; allows us to expand our offering into the world of data communications, and gives us the opportunity to bring more than 17 years of experience to bear on new problems and solutions for large private data networks.

Site Event Buffer-II® ("SEB-II"). The SEB-II monitors remotely located elements in voice or data communications networks.

The SEB-II product, our workhorse in Voice networks for more than 12 years, can simultaneously monitor up to four telecom or datacom elements while also monitoring environmental conditions. In addition to fault/alarm reporting and secure access functionality, the SEB-II also has data storage and retrieval capabilities. Its multi-port configuration allows the SEB-II to concurrently collect and store various forms of data, such as Station Message Detail Records ("SMDR"), Automatic Call Distribution ("ACD") data, Private Automated Branch Exchange ("PABX") traffic information and data network element usage statistics. By using *IRISnGEN*, this data may be retrieved and processed into useful reports.

The SEB-II is a multi-application product whose architecture permits its operational characteristics to be completely changed by remotely downloading new software. Introduced in mid-1991, the SEB-II replaces the original Site Event Buffer ("SEB-I") with a product that offers increased functionality, twice the data storage capacity, and support for additional elements.

In late 1993, the Company commenced development of certain sophisticated computer scripts, written in a high-level language, that may be used to create a dialogue between the SEB-II and the monitored element. This dialogue allows the SEB-II to clear fault conditions present in the element and to perform more complex analysis of maintenance data. Included in these development activities is the design of high-speed internal modems required for more demanding applications and for international markets. These developments were completed in 1994.

The SEB-II remains a mainstay of the ISM product line and the installed base exceeds 100,000 units. Management anticipates that the SEB-II will continue to be popular for several years.

SEBjr.™ The SEBjr. was introduced to penetrate a new segment of the market. SEBjr. is an affordable system for monitoring smaller, less expensive elements, yet provides virtually all of the features of the SEB-II. SEBjr. is positioned to allow service companies to offer complete end-to-end monitoring of a wide variety of elements. With the introduction of SEBjr., Teltronics' ISM product line was able to penetrate a market where previously automated monitoring was not cost effective.

Site Event Buffer Enterprise Agent ("SEBea™") Introduced in the fourth quarter of 2002, the SEBea represents the third generation of remote monitoring products in the ISM product line. The SEBea is based on a significantly more powerful computing engine and introduces a data network interface. We believe these features make the SEBea ideally suited for managing datacom elements found in modern enterprise networks.

The SEBea supports all features of previous generations of SEB products while offering services as a Simple Network Management Protocol ("SNMP") Proxy Agent, SNMP Segment Manager and greatly expanded environmental monitoring through a range of internal sensors. In addition, the SEBea can monitor up to ten directly attached elements (serial) and a wide range of network elements (Ethernet/IP/SNMP).

This new system is designed to serve as the agent for many elements in a selected network segment while also acting as a secure access point for both end users and service companies. Standard features allow the SEB to query network elements, execute powerful screening and correlation mechanisms and then report faults to *IRISnGEN* or to a customer's network management system.

A powerful new scripting engine, based on an industry standard language, allows the Company to offer a wide range of solution packs to address ever changing system management needs. These scripting tools are also available to customers who wish to create their own customized solutions.

The SEBea has opened doors into the data communications market for the Company. It is anticipated that these new markets represent a major growth area for the ISM product line.

IRISnGEN. The *IRISnGEN* system is a comprehensive software package used by service companies in Technical Assistance Centers to monitor alarms and to process data collected from the network elements.

SEB remote monitors, associated with remote network elements, report events to the *IRISnGEN* software. These events may represent alarm conditions in the network elements, or may simply be status information to indicate that everything is working properly. Using *IRISnGEN* software, the service company often identifies and resolves problems before the customer is aware of them. *IRISnGEN* software is also used to collect data stored in SEBs and direct the data to the proper software application for processing. The software also provides the tools required to manage remotely located SEBs and to access network elements for routine maintenance.

A database of network element alarms is maintained in *IRISnGEN* so that the service company may obtain reports on alarm status at any time. Comprehensive reports that provide statistical analysis of received alarms are also available. Service personnel use them to isolate faulty components, identify trends, and track the historical performance of network elements.

Building on the success of the UNIX based *IRIS*™ product, the *IRISnGEN* product brings the next generation of alarms management to the marketplace. This new product incorporates all the features of the original *IRIS* product while introducing major new capabilities.

This advanced alarms management system is a client/server application and takes full advantage of the power and flexibility of Windows NT®. Any number of users with PCs running Windows 98™ or Windows NT® Workstation can access the system. The system has a relational database designed to support the organization of a typical telecom service company operating a Technical Assistance Center. It also supports the creation of an unlimited number of relationships that logically group customer sites and monitored systems. Geographical alarm display, alarm escalation, alarm correlation, and alarm forwarding are just a few of the new capabilities being introduced. Heavy emphasis is placed on graphics and ad-hoc reporting capabilities. A comprehensive Application Program Interface (API) has been introduced to assist customers in integrating *IRISnGEN* with legacy management systems and databases.

IRISnGEN is designed for growth. Customers can purchase as much as, or as little as, their business needs dictate by selecting capabilities that are grouped into feature packages. The basic package is a full-featured, highly capable alarms management system that will allow both large service companies and self-maintained end users to enter into the alarms management arena. Customers may add optional feature packages as the demands of their business change.

IRIS Traffic. This optional *IRISnGEN* software module is a traffic analysis system that allows service companies to perform traffic studies on NORTEL SL-1® and Meridian-1 PABX® systems. The information created by this application assists the service company in "fine tuning" their customer's PABX to operate more efficiently. The *IRISnGEN* Traffic system has proven to be a very effective revenue generator for service companies. The system allows the service company to identify PABX enhancements that can be sold to the end-user to improve PABX performance.

Digital Switching Systems

20-20™ Switching Systems. The 20-20 family of switching products was acquired on June 30, 2000, from Harris Corporation. The 20-20 is a digital switching system that has been deployed in mission critical applications throughout the world. 20-20 may be expanded up to 9,600 ports for very large applications and is generally cost effective down to about 300 ports. The 20-20 may be configured for fully redundant common control when system availability is critical, such as in large call centers or critical government applications. A variant of the 20-20 is used in FAA ground-to-air and ground-to-ground applications where down time must be in the order of less than 5 seconds in a year. Known for its robust computer-telephony interface ("CTI") the 20-20 has been used by systems integrators throughout the world for large custom applications as well as "local dial tone" in small central office applications.

The 20-20 has been certified and homologated in over 60 countries world wide. International signaling and transmission protocols have been developed, including international flavors of ISDN and SS7, to permit its use virtually anywhere in the world. The Company continues to invest in engineering development to maintain and expand capabilities to include IP Telephony convergence. With the introduction of IP Telephony gateways, the more than 15,000 20-20 end users can upgrade their systems, allowing them to retain the existing 20-20 system investments. Teltronics will continue to focus on developing practical, cost-effective solutions and applications for the 20-20 customers.

Customer Contact Management Systems

OmniWorks® (formerly known as ContactWorks™). This product was also a part of the 20-20 acquisition of June 30, 2000. OmniWorks is a WindowsNT client-server based, sophisticated multi-media customer contact and management system, or a "call center", for use by enterprise operations whose mission includes receiving or launching large numbers of telephone calls, and the product also has the capability of receiving or launching large quantities of emails, or accommodating real time web-based responses to product/services queries through "chat" sessions. The system detects information about callers, organizes the calls according to predetermined priorities, places the calls in "queues" to be serviced by employees, and may even route the calls based on the "skills" of the call handlers ("skills-based routing"). The database of the current product is Sequel® and may be fully redundant on separate servers. OmniWorks is a relatively new product with most of its deployments over the past two years.

Originally designed to work with the 20-20 as its "switching fabric", the Company's goal is to migrate OmniWorks towards switch-independence, and ultimately it should be able to be deployed behind virtually any switch type in the industry.

OmniWorks may be deployed in small call centers with only a few agents or call handlers, or it may be used in large, complex applications with hundreds of agents. While OmniWorks will be available to any of the Company's distribution partners with support from its professional services group, it is anticipated that most of the OmniWorks sales will come directly from larger users with sophisticated IT requirements and infrastructures.

Emergency Response Systems

Telident Enterprise Systems. Teltronics believes it occupies a unique position in the telecommunications industry by marketing a comprehensive product line that addresses both the public safety and private business sectors of E911 marketplace. In the public safety systems sector our Telident ANI Controller products offer a complete solution to the emergency services agencies of states, counties and municipalities. These products are designed to ensure timely and accurate response to 911 calls. Over 900 Public Service Answering Points ("PSAP") throughout the country use these systems to protect lives and property.

In the business sector the Telident Enterprise Systems product line provides life saving information about 911 calls made by users of PBXs and other telephone systems. Few people realize that emergency response personnel may find it impossible to locate a 911 caller in a multi-building business or on a college campus. This life-threatening problem is the result of a public E911 system that never contemplated modern telecommunications technology such as PBXs, wireless extensions, and Voice Over IP. The Telident Enterprise Systems products are designed to ensure that emergency personnel receive the information needed to quickly and accurately locate a 911 caller. Our Station Translation System™, and Database Maintenance software are installed in over 1,000 businesses of all sizes.

Electronic Manufacturing Services

Teltronics provides contract electronic manufacturing services for companies in the telecommunications, industrial control, test and measurement and other computer-related industries. Services include design and test ability reviews, turnkey material procurement and management, automated through-hole or surface mount circuit board assembly, in-circuit and functional test, and final mechanical integration. Teltronics' manufacturing operations are certified to ISO Q9001 - 2000, BABT 340. The manufacturing facility is also UL registered. Through our quality certifications, Teltronics has established and demonstrated effective procedures and processes that ensure that all products are manufactured, installed and serviced under a quality system, which carries an internationally recognized and certified level of excellence.

Teltronics' current manufacturing capacity should allow for increased growth of the Company's existing product lines and accommodate an increase in electronic manufacturing services business. We believe that Teltronics' electronic manufacturing services business will enable the Company to profit from increased parts and components purchasing discounts, and utilization of excess plant capacity. This reduces direct materials and overhead costs associated with manufacturing the Company's products. These cost savings should help make Teltronics' products more profitable and competitive in their respective markets.

Trademarks, Patents and Copyrights

We rely on patent, trademark, trade secret and copyright laws both to protect our intellectual property, including our proprietary technology, and to protect us against claims from others. We believe that we have direct intellectual property rights covering substantially all our material technologies. We currently hold 32 patents and numerous pending patent applications in the United States. We consider our patents relating to our digital switching products to be the most important to our business. The patents relating to our digital switching systems expire on various dates between 2005 and 2019. We also have approximately 26 registered trademarks in the United States, of which we consider 20-20 and SEBea to be our most valuable. We license some technology from third parties that we use in providing manufacturing services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology grant us non-exclusive licenses regarding the subject technology and terminate upon a material breach by us.

The Company also seeks to protect its confidential and proprietary information through the enforcement of confidentiality and non-compete agreements presently executed by key employees.

Component Procurement

The Company assembles all of its products at its facility in Sarasota, Florida. All components used in the assembly of the Company's products are purchased from distributors and manufacturers.

Purchase orders for components are placed from one month to six months in advance, depending on the supply sensitivity of a particular component. Most components are available from several sources, based upon current price quotations. If these suppliers should stop carrying or manufacturing components for the Company, the Company's operations could be adversely affected until alternative sources are located and increased operating costs could result from product re-engineering required to use such substitute components. Certain electronic components used in the Company's products are purchased through American distributors from sources outside of the United States. The costs of such components increase as the value of the United States dollar decreases in relation to foreign currencies. In addition, the availability of such components may be affected by factors external to the United States, including war, civil strife, embargo and export or import restrictions. Although there can be no assurance for the future, the Company has not experienced and does not anticipate experiencing any significant difficulty in purchasing components.

Backlog

The Company's backlog believed to be firm at December 31, 2002 was approximately $21 million, as compared to $22 million at December 31, 2001. The Company's backlog is for orders that have scheduled deliveries or maintenance over the next twelve months, and are not an indication that the Company is unable to fulfill these requirements. Given the nature of our relationships with our customers, we allow our customers to reschedule deliveries, and therefore, backlog is not necessarily indicative of our future financial results.

Seasonality

The Company has experienced seasonality due in part to purchasing tendencies of our customers during the fourth and first quarters of each year. Consequently, results for the fourth and first quarters of each year are not as strong as results during the other quarters. The revenues of the Company continued to be impacted by the general slowdown of telecommunications expenditures in 2002.

Customers

Our core strategy is to establish and maintain long-term relationships with leading telecommunications customers. A small number of customers have historically represented a major portion of our net sales. The table below sets forth the respective portion of net sales for the applicable period attributable to our customers who individually accounted for more than 10% of our net sales in any respective period:

	Years Ended December 31,		
	2002	2001	2000
New York City Board of Education	23%	39%	20%
IBM	17%	—	—

No other customers exceeded 10% of total sales in 2002, 2001 and 2000.

In fiscal year 2002, two customers accounted for 40% of our net sales. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net revenue. The historic percentages in the table above are not necessarily indicative of the percentage of net sales that we may receive from any customer in the future.

Competition

The telecommunications network industry is highly competitive. The Company has one significant competitor with its ISM product group, Ion Networks, Inc. The Company has many competitors in the Digital Switching Systems product group with the dominant players being Lucent and NORTEL. Management of the Company believes the Company's products are competitive in price, product performance, warranty, technology and service. The Company continues to spend significant funds to enhance already technologically complex equipment and develop or acquire new products.

Research and Product Development

The Company maintains continuing research and development efforts directed toward enhancement of its existing product lines and development of new products. The Company's research and development expenditures during the fiscal years ended December 31, 2002, 2001 and 2000 were $4,563,000, $5,703,000 and $4,932,000, respectively.

Regulatory

Federal Communications Commission. The Company must comply with certain regulatory guidelines. Part 68 of the Federal Communications Commission ("FCC") Rules ("Part 68") contains the majority of the technical requirements with which telephone systems must comply to qualify for FCC registration for interconnection to the public telephone network. Part 68 registration represents a determination by the FCC that telecommunication equipment interfacing with the public telephone network complies with certain interference parameters and other technical specifications. FCC registration for the Company's products has been granted and the Company intends to apply for FCC registration for all of its new products.

Certain of the Company's products are also subject to and comply with regulation under Part 15 of the FCC Rules ("Part 15") which requires equipment classified as containing a Class A computing device to meet certain radio and television signal interference requirements. Notwithstanding this minimum compliance, however, Part 15 provides that operators of equipment containing Class A computing devices may be required to take whatever steps are necessary to correct radio and television interference caused by operation of such equipment in a residential area.

Environmental. We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we believe that we are currently in substantial compliance with all material environmental regulations, any failure to comply with present and future regulations could subject us to future liabilities or the suspension of production. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or to incur other significant expense to comply with environmental regulations.

Employees

As of December 31, 2002, the Company employed 284 personnel.

Available Information

Copies of Teltronics' Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through Teltronics' website (www.teltronics.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the Securities and Exchange Commission. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the Securities and Exchange Commission.

ITEM 2. PROPERTIES

We lease our corporate headquarters and principal facility in Sarasota, Florida. The leased facility consists of approximately 72,000 square feet, approximately 36,000 square feet of which are used for laboratories and offices.

Our lease expires in August 2005, and may be extended by the Company for two five year periods. Our lease also includes an additional single story building located in the same vicinity. This building consists of approximately 7,500 square feet.

The Company also leases offices in several locations under leases expiring at various dates. We believe that our existing facilities are suitable and adequate for our current needs.

ITEM 3. LEGAL PROCEEDINGS

The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses or has provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS - Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock has traded on the OTC Bulletin Board since April 1, 2002, following the delisting of the common stock from the Nasdaq SmallCap Market. On November 20, 2001, we received a Nasdaq Staff Determination indicating that the Company had failed to comply with the net tangible assets/shareholders' equity requirement as set forth in Marketplace Rule 4310 (c) (02) (B). On February 14, 2002, the Nasdaq Staff also notified the Company that it failed to comply with the minimum bid price requirement for continued listing on the Nasdaq SmallCap Market as set forth in Marketplace Rule 4310 (c) (4). As a result, our common stock was subject to delisting from the Nasdaq SmallCap Market. Although we appealed the Nasdaq's determination, we were not successful in our request for continued inclusion on the Nasdaq SmallCap Market pursuant to an exception to the foregoing listing requirements. Accordingly, our common stock was delisted from the Nasdaq SmallCap Market as of the opening of business on April 1, 2002. Our common stock currently trades on the Over-the-Counter Bulletin Board under the symbol "TELT." Before April 1, 2002, the Company's common stock was quoted on the Nasdaq SmallCap Market under the same symbol. As a result of our delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

The following table sets forth, for the fiscal quarters indicated, (i) the high and low sales prices per share as reported on the Nasdaq SmallCap Market where our stock traded before the April 1, 2002 delisting and (ii) the high and low bid quotations for the Company's common stock as reported on the OTC Bulletin Board. OTC Bulletin Board quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	COMMON STOCK			
	2002		2001	
	High	Low	High	Low
PERIOD				
1st Quarter	$0.90	$0.35	$3.03	$0.97
2nd Quarter	0.66	0.25	2.06	1.15
3rd Quarter	0.46	0.21	1.75	0.80
4th Quarter	0.35	0.09	1.74	0.65

On March 24, 2003, the last reported sales price for the Company's common stock as reported on the OTC Bulletin Board was $0.26 per share. As of March 1, 2003, there were approximately 3,496 shareholders of record of the Company's common stock.

The Company historically has not paid cash dividends on its common stock. The Company intends to retain all of its earnings for the future operation and growth of its business and does not intend to pay cash dividends in the foreseeable future. Additionally, certain covenants in our financing agreements restrict the payment of cash dividends. See Note 11 of the Notes to our Consolidated Financial statements in Part II. The terms of our preferred stock restrict the payment of dividends on our common stock.

On February 25, 1998, the Company issued 890,000 warrants to purchase its common stock at an exercise price of $2.75 per share to Finona Mezzanine Capital Corporation in connection with its Senior Secured Loans in the amount of $1,000,000. In connection with the Third Amended and Restated Senior Secured Promissory Note relating to the Senior Secured Loans, the Company adjusted the exercise price of the warrants to $1.00 per share and extended the exercise period to February 26, 2004. The warrants are exercisable in whole, or in part, at any time before February 26, 2004.

On April 22, 2002, the terms of the Preferred Series B Convertible stock were modified, whereby the annual dividend rate increased from $12 per share to $16 per share, payable quarterly, effective February 26, 2002. The annual dividend rate will increase to $18 per share on February 27, 2004 and to $20 per share on February 27, 2005. The Company modified the conversion price on April 22, 2002 for the Preferred Series B Convertible stock from $2.75 to $1.75 per share in conjunction with Third Amended and Restated Senior Secured Promissory Note. Commencing in May 2002, the Company has the right to redeem the Preferred Series B Convertible stock in full at 100% of the face value plus accrued and unpaid dividends.

The Company issued 40,000 shares of Preferred Series C Convertible stock to Harris Corporation in March 2002 in connection with the Master Restructuring Agreement. The Preferred Series C Convertible stock provides for a $10 per share annual dividend, payable quarterly beginning May 15, 2002. The annual dividend increases to $20 per share beginning April 1, 2007. The holder of the Preferred Series C Convertible stock has the right at its option to convert to the Company's common stock at $2.75 per share subject to adjustment. The Company has the right to redeem all or a portion of the then outstanding Preferred Series C Convertible stock at any time for 100% of the face value plus accrued and unpaid dividends.

In connection with our financial advisory and investment banking agreement entered into in September 2002 with Atlantic American Capital Advisors, LLC, the Company issued warrants to purchase 300,000 shares of its common stock at an exercise price of $1.00 per share. The exercise period of the warrants is five years.

The above described issuances of warrants and modifications of warrants and preferred stock terms were consummated in privately negotiated transactions in reliance on exemptions pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The information relating to our equity compensation plans required by this item is included in Item 12 under the heading "Equity Compensation Plans" and incorporated by reference herein.

ITEM 6. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data was derived from the Company's audited financial statements and should be read in conjunction with the consolidated financial statements and the related notes thereto in Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

	2002	2001	2000 (3)(4)	1999 (2)	1998 (1)
Statement of Operations Data:					
Net sales	$54,387,056	$64,091,276	$43,204,303	$32,644,534	$26,794,674
Gross profit	19,643,603	21,235,655	19,451,813	15,990,827	11,448,963
Total operating expenses	22,597,533	25,801,872	18,782,010	13,662,235	11,156,756
Income (loss) from operations	(2,953,930)	(4,566,217)	669,803	2,328,592	292,207
Other income (expense):					
Interest	(1,258,056)	(1,612,331)	(1,295,604)	(855,246)	(904,682)
Financing	(343,424)	(403,226)	(328,252)	(331,578)	(443,778)
Litigation costs	(63,075)	(15,150)	(368,530)	(77,220)	(58,346)
Gain on dispositions	—	—	—	111,614	1,248,250
Other	24,780	(17,677)	(116,260)	67,462	247,205
Total other income (expense)	(1,639,775)	(2,048,384)	(2,108,646)	(1,084,968)	88,649
Net income (loss)	$ (4,609,316)	$(6,650,864)	$ (1,485,181)	$ 1,243,624	$ 380,856
Net income (loss) available to common shareholders	$ (5,111,494)	$(6,802,364)	$ (1,636,681)	$ 1,024,367	$ 130,856
Net income (loss) per share:					
Basic	$ (0.93)	$ (1.38)	$ (0.36)	$ 0.27	$ 0.04
Diluted	$ (0.93)	$ (1.38)	$ (0.36)	$ 0.25	$ 0.04
Shares used to compute amount:					
Basic	5,482,845	4,932,909	4,484,495	3,844,470	3,417,744
Diluted	5,482,845	4,932,909	4,484,495	4,113,092	3,522,354
Balance Sheet Data:					
Working capital	$ 1,187,075	$ 4,736,775	$ 4,540,001	$ 805,259	$ 668,480
Total assets	18,148,711	26,292,848	29,531,467	15,794,841	14,430,769
Current portion of long-term debt and capital lease obligations	2,193,401	4,630,142	6,212,894	5,592,822	4,500,244
Long-term debt and capital lease obligations, less current portion	8,641,785	9,035,711	7,311,426	1,509,662	3,417,288
Total shareholders' equity (deficiency)	$ (2,608,646)	$ (1,963,530)	$ 4,403,131	$ 3,824,979	$ 2,618,747

(1) Reflects the disposition of AT Supply, Inc. on March 6, 1998.
(2) Reflects the acquisition of assets of Cascade Technology Corporation on February 19, 1999.
(3) Reflects the acquisition of assets of Telident, Inc. on May 18, 2000.
(4) Reflects the acquisition of the 20-20® product line from Harris Corporation on June 30, 2000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A number of statements contained in this Annual Report on Form 10-K are forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," or words of similar import. Similarly, statements that describe our future plans, objectives, strategies or goals are also forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that may materially adversely affect the anticipated results. Such risks and uncertainties include, but are not limited to, the timely development and market acceptance of products and technologies, competitive market conditions, successful integration of acquisitions, the ability to secure additional sources of financing, the ability to reduce operating expenses, and other factors described in the Company's filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements made herein and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this Form 10-K and we disclaim any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

General Overview

The Company focuses on two major telecommunications markets. The first is the monitoring of alarms from PBXs, voice mail systems and data networks. This market is referred to as the Intelligent Systems Management market for which the product is sold directly to Service Companies to enable them to be pro-active in maintaining their systems. Typical Service Companies are companies such as Verizon, NextiraOne (formerly Williams Communications), Sprint, MCIWorldcom and BellSouth. The Company maintains a sales force nationwide to service these major customers. The Company has been successful in not only increasing the number of products sold to these customers, but also finding new Service Company customers. Typically the sales cycle would be six months to eighteen months while the customer tests the product before installation. A new customer would then purchase an *IRISnGEN*, which is a centralized piece of software that monitors the alarms at the remote sites. At the remote sites, the Company provides one of its SEB-II's or an Intelli.m@n®, which is an alarms management, monitoring, pro-active computerized device. The Company expects to continue to invest in R & D to develop, not only next generation versions of the centralized Windows® NT based software (*IRISnGEN*), but also the SEB hardware with an anticipated SEB Enterprise Agent™ which became available in the fourth quarter of 2002, and enables sophisticated monitoring of voice networks and data networks in one box.

The second telecommunications market is in the Digital Switching Systems arena which involves providing telephone switches to small and medium size businesses as well as advanced ACD (Automatic Call Distribution). The Company's premier product in this market is the 20-20 switch. This product was acquired from Harris Corporation during 2000.

The 20-20 switch offers a price competitive solution from 300 lines to just under 10,000. The 20-20 products are being sold both directly and through distributors, particularly outside the USA.

The 20-20 switch is technically approved by, and has been installed in, over 60 countries. Teltronics continues to support the international channel. Harris invested in these markets for over 15 years. The distributors of the 20-20 switch are used to selling, installing and supporting their customers. Teltronics, therefore has not set up additional overseas companies, and has continued to supply and support the existing distributors.

Teltronics also has some significant direct customers, in particular the New York City Board of Education, the City of New York Department of Corrections and the Federal Bureau of Prisons. These installations are supported by our organization in Whitestone, New York and Manhattan.

The Company also offers a Contact Center product, OmniWorks. The product continues to be enhanced and the product now provides, web chat, e-mail, and multimedia to the Contact Center.

The acquisition of the assets of Telident in 2000 provided the Company with an end to end solution for the 911 market. The product provides the PSAP (Public Safety Answering Point) with the identification number of the caller, when they are calling from a multistory or distributed campus. There are many States that are now making it mandatory for real estate developers to provide this solution with new installations.

The Company has been successful in manufacturing its own products, thus reducing costs and increasing gross margins. To supplement its own business, the Company also sells electronic manufacturing services to companies that require high quality, but have low volume. This enables the Company to maximize its production facility and more effectively absorb overhead costs.

The Company has experienced seasonality due in part to purchasing tendencies of our customers during the fourth and first quarters of each year. Consequently, results for the fourth and first quarters of each year are not as strong as results during the other quarters. The revenues of the Company continued to be impacted by the general slowdown of telecommunications expenditures in 2002.

Acquisitions

On May 18, 2000, the Company acquired substantially all of the assets and assumed certain liabilities of Telident, Inc., a Minnesota corporation ("Seller") located in Minneapolis, Minnesota. The Company acquired all of the Seller's rights to and in certain technology for the identification or location of emergency 911 telephone calls.

The Company delivered 662,500 shares of its $.001 par value voting common stock for substantially all of the assets of the Telident. Registration of the shares on Form S-4 was declared effective by the Securities and Exchange Commission April 20, 2000.

On June 30, 2000, the Company acquired certain equipment, inventory and intellectual property rights related to the 20-20 switching technology and associated products of Harris Corporation Communications Products Division located in Melbourne, Florida ("Harris"), under an Asset Sale Agreement dated June 30, 2000 ("Agreement").

Under the Agreement, the Company acquired the assets and assumed on-going support obligations for certain of Harris' Communications Products Division customers. Refer to Note 11 of the consolidated financial statements for additional disclosure.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared under generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates because the estimates represent judgments made at specific dates for events that are ongoing. Critical accounting policies have the potential to have the most significant impact on the consolidated financial statements. We have disclosed all significant accounting policies including our critical accounting policies in Note 2 to the consolidated financial statements included in this Form 10-K. The consolidated financial statements and the related notes thereto should be read in conjunction with the following discussion of our critical accounting policies. Our critical accounting policies and estimates are:

Revenue recognition. Teltronics generates revenues through different sources.

- Contract Manufacturing. Revenues from sales of product, including our contract manufacturing business are recognized when the product is shipped. The Company's policy is to recognize revenue and related costs when the order has been shipped from our facilities, which is also the same point that title passes under the terms of the purchase order. Based on the Company's history of providing contract manufacturing services, we believe that collectibility is reasonably assured.

- Performance of Construction-Type Contracts. The Company's policy is to recognize revenue and related costs on the construction-type contracts in accordance with Statement of Position 81-1 *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1). SOP 81-1 provides two generally accepted methods of accounting for construction or production type contracts: (1) the percentage of completion method and (2) the completed contract method. The determination of which of the two methods is preferable should be based on a careful evaluation of circumstances because the two methods should not be acceptable alternatives for the same circumstances.

The percentage of completion method recognizes revenue and related costs as work on a contract progresses. The progress of a contract in terms of recognizing revenue and related costs is based on satisfying the milestones for the specific contract.

The completed contract method recognizes revenue and related costs when the contract is completed and all costs and related revenues are reported as deferred items in the balance sheet until that time.

Our primary construction-type contracts are with the Board of Education of the City of New York. We accepted the assignment of a contract from Harris Corporation in connection with the Company's acquisition of Harris Corporation's 20-20® Switching Product Line in June 2000. This contract, with the Board of Education of the City of New York ("the Board"), specified that the Contractor (Teltronics) would provide telephone systems and peripheral equipment and cabling including systems maintenance and support.

- Maintenance and service. Revenue from support and maintenance activities is recognized ratably over the term of the maintenance period and the unrecognized portion is included in deferred revenue. Costs from support and maintenance activities are recognized when the related revenue is recognized or when those costs are incurred, whichever occurs first.

Allowance for doubtful accounts. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. For all customers, we recognize reserves for bad debts based on the length of time the receivables are past due. We have evaluated our reserves based on the recent downturn in the economy and have increased them as necessary. We may record additional changes to our bad debt reserves in the future.

Slow moving inventory. We write down our slow moving inventory equal to the difference between the carrying value of the inventory and the estimated market value based on assumptions about future product life cycles, product demand and market conditions. If actual product life cycles, product demand or market conditions are less favorable than those projected by management, additional inventory write-down may be required. For 2002, our provision for slow moving inventory was increased primarily for certain legacy 20-20 products.

Impairment of Intangible and Long-Lived Assets. Long-lived assets consist primarily of fixed assets. We periodically evaluate the recovery of long-lived assets when impairment indicators are present. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, estimated future cash flows, expected useful life of long-lived assets and the operational performance of our business. Future events could cause us to conclude that impairment indicators exist and that long-lived assets associated with our business are impaired.

Warranty and Service. The Company provides a limited warranty on most of its products, for a period of 3 to 18 months (depending on the product), under which the Company agrees to repair or replace, at the Company's sole discretion, units defective in material or workmanship, provided the equipment has not been subjected to alteration or abuse. The Company's technical service and engineering staff provide support services over the telephone to customers with installation or operational questions. Warranty and other repair services are provided by the Company.

Contingencies and Litigation. We are subject to proceedings, lawsuits and other claims related to class action lawsuits and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, in any, for these contingencies are made after careful review of each individual issue. The required accruals may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Results of Operations

The following tables set forth certain data, expressed as a percentage of revenue, from consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Gross profit	36.1	33.1	45.0
Total operating expenses	41.5	40.2	43.4
Income (loss) from operations	(5.4)	(7.1)	1.6
Other income (expense):			
Interest	(2.3)	(2.5)	(3.0)
Financing	(0.6)	(0.6)	(0.8)
Litigation costs	(0.1)	—	(0.8)
Other	—	(0.1)	(0.3)
Total other income (expense)	(3.0)	(3.2)	(4.9)
Loss before income taxes	(8.4)	(10.3)	(3.3)
Income taxes	—	(0.1)	(0.1)
Net loss	(8.4%)	(10.4%)	(3.4%)

Net Sales

Net sales decreased 15.1% for the year ended December 31, 2002 over the same period last year and increased 48.3% for the year ended December 31, 2001 over December 31, 2000. The decrease in net sales from 2001 to 2002 is primarily attributable to a slow-down in the telecommunications market as evidenced by a decrease in net sales from the four largest customers in 2001 and 2002 of approximately $5.2 million or 15.4%.

The increase in net sales for 2001 over 2000 is primarily due to a $20 million project with the City of New York Board of Education coupled with service revenues related to this project.

Gross Profit Margin

Gross profit margin was 36.1% for 2002 as compared to 33.1% in 2001 and 45.0% in 2000. The improvement in our gross profit margin in 2002 as compared to 2001 is due to changes in product mix and an improvement in our project management over those projects that require more attention due to the extended nature of the project.

The decrease in gross profit margins from 2000 to 2001 reflects a shift in our overall sales mix from the higher margin products to the lower margin products

Operating Expenses

Operating expenses were $22.6 million in 2002, $25.8 million in 2001 and $18.8 million in 2000.

General and administrative expenses decreased $637,000 for the year ended December 31, 2002 compared to 2001. The decrease was primarily related to a reduction in the transition services provided by Harris Corporation related to the 20-20 Switching Product Line in 2001, which was partially offset by a $437,000 expense that represents the present value of our lease obligation for our Dallas facility closed in December 2002.

Sales and marketing expenses decreased $1.2 million for the year ended December 31, 2002 compared to 2001. The decrease was a result of the reduction in work force implemented during 2001 and reduced commissions in 2002 that were partially offset by personnel hired in December 2001 and January 2002.

Research and development expenses decreased $1.1 million for the year ended December 31, 2002 as compared to 2001. The decrease was primarily due to the reductions in work force implemented during 2001 that were partially offset by costs associated with developing new products.

The increase in operating expenses in 2001 compared to 2000 is due primarily to the acquisitions of the Telident 911 and Harris 20-20 Switching Products in May and June of 2000, respectively. The major increases in general and administrative expenses in 2001 over 2000 were attributable to an increase in non-recurring transition services provided by Harris Corporation of approximately $900,000; expenses related to the opening of our Mexico office of $232,000, and an increase in our bad debt expense of approximately $191,000. Sales and marketing expense increased approximately $4.6 million from 2000 to 2001. The primary factors explaining the increases are the expenses related to the opening of our Mexico and UK office of approximately $450,000; an increase in sales and marketing expenses for Interactive Solutions, Inc. of $340,000 and increases in salaries and wages, occupancy and other expenses related to the Harris 20-20 acquisition and Telident of approximately $3.8 million. The increase in research and development expenses was approximately $772,000 from 2000 to 2001. All of this increase relates to salaries and wages and occupancy costs related to the acquisition of the Harris 20-20 Switching Product Line.

Other Expenses

Other expenses were $1.6 million in 2002, $2.0 million in 2001 and $2.1 million in 2000. The decrease in other expense of $409,000 from 2001 to 2002 is primarily from reductions in interest expense due to prime rate reductions and an overall decrease in debt.

The decrease in other expense from 2000 to 2001 was due to the litigation costs in 2000 related to the Intelliworxx settlement. This is offset by an overall increase in interest expense. The total interest expense for the Harris note was approximately $1.1 million in 2001 versus $400,000 in 2000. This was partially offset by reduced interest expense on the Subordinated Secured Debentures that were paid off in early 2001 of $725,000.

Liquidity and Capital Resources

Net cash flows provided by (used in) operating activities

Net cash provided by operating activities was approximately $4.9 million for the year ended December 31, 2002. The $4.9 million was comprised of the following items: (1) net loss of $4.6 million, (2) non-cash expenses of $5.5 million, (3) a net decrease in operating assets of $5.1 million and (4) a net decrease in operating liabilities of $1.1 million. The net decrease in operating assets was primarily a result of a decrease in accounts receivable of $4.6 million. The net decrease in operating liabilities was primarily a result of a decrease in accounts payable of $1.8 million caused by projects commencing in 2001 and completed in 2002 for IBM and improved cash flow as a result of the reduction in accounts receivable. The non-cash expenses in 2002 of $5.5 million were comprised primarily of the following items: (1) provision for slow moving inventories of $2.3 million, (2) depreciation and amortization of $2.0 million and (3) lease obligation expense of $437,000.

Net cash provided by operating activities was approximately $3.9 million for the year ended December 31, 2001. The $3.9 million was comprised of the following items: (1) a net loss of $6.7 million, (2) non-cash expenses of $3.1 million, (3) a decrease in operating assets of $1.9 million and (4) an increase in operating liabilities of $5.6 million. The decrease in inventories and increase in accrued expenses are related to projects completed for the Board of Education during 2001. The increases in deferred revenue and costs and estimated earnings in excess of billings on uncompleted contracts are also related primarily to projects for the Board of Education and The City of New York Department of Corrections that were started and not yet completed at December 31, 2001. The non-cash expenses in 2001 of $3.1 million were comprised primarily of the following items: (1) depreciation and amortization of $2.1 million, (2) shares issued for 401(k) match of $246,000 and (3) amortization of deferred financing costs of $228,000.

Net cash used in operating activities was approximately $87,000 for the year ended December 31, 2000. The $87,000 was comprised of the following items: (1) a net loss of $1.5 million, (2) non-cash expenses of $3.1 million, (3) an increase in operating assets of $6.6 million and (4) an increase in operating liabilities of $4.9 million.

The increases in accounts receivable, inventories and deferred revenue were all a result of increased business related to the acquisitions of the Harris 20-20® Switching Product Line and Telident during 2000. The increases in accounts payable and accrued expenses and other current liabilities were due to expenses related to these acquisitions. The non-cash expenses in 2000 of $3.1 million were comprised primarily of the following items: (1) depreciation and amortization of $1.9 million, (2) provision for slow moving inventories of $462,000 and (3) loss on disposal of property and equipment of $349,000.

Net cash flows provided by (used in) investing activities

Net cash flows used in investing activities was approximately $918,000 for the year ended December 31, 2002. The Company purchased property and equipment of $943,000, which was partially offset by $25,000 in proceeds from the sale of property and equipment.

Net cash flows used in investing activities was approximately $1.5 million for the year ended December 31, 2001. The Company purchased property and equipment of $1.5 million to support the increased operating activities related to the Harris and Telident acquisitions.

Net cash flows provided by investing activities was approximately $129,000 for the year ended December 31, 2000. The net cash flows provided were a result of the cash received in the Telident acquisition of $762,000 that were partially offset by acquisitions of property and equipment related to the Harris and Telident acquisitions of $778,000 and a decrease in other assets of $144,000.

Net cash flows used in financing activities

The net cash flows used in financing activities for the year ended December 31, 2002 was approximately $3.2 million. The Company had net repayments on its line of credit of $2.1 million and net principal payments of $686,000 primarily related to the repayment of $307,000 to Finova Mezzanine Capital Corp. ("Finova") and $328,000 to Harris Corporation. Additionally we paid dividends on the Preferred Series B and C Convertible stock of $443,000. These uses of cash were partially offset by proceeds from the issuance of Common stock under our Employee Stock Purchase Plan of $114,000.

The net cash flows used in financing activities for the year ended December 31, 2001 was approximately $2.4 million. The Company had net repayments on its line of credit of $1.1 million and net principal payments of $1.4 million primarily related to the repayment of $725,000 to Finova and $500,000 to Harris Corporation. Additionally we paid dividends on the Preferred Series B Convertible stock of $152,000. These uses of cash were partially offset by proceeds from the issuance of common stock under our Employee Stock Purchase Plan of $178,000.

The net cash flows used in financing activities for the year ended December 31, 2000 was approximately $962,000. The Company had net principal payments of $1.5 million primarily related to the repayment of $1 million to Finova. Additionally, we paid dividends on the Preferred Series B Convertible stock of $152,000. These uses of cash were partially offset by borrowings from our line of credit of $642,000.

Liquidity

As of December 31, 2002, we had cash and cash equivalents of approximately $791,000, an increase of approximately $728,000 from cash and cash equivalents held as of December 31, 2001. We had working capital of $1.2 million at December 31, 2002 compared to working capital of approximately $4.7 million at December 31, 2001. Historically, we have funded our operations through bank credit lines and cash generated from operations.

As of December 31, 2002, our principal obligations were comprised primarily of the following: (1) promissory note payable to Harris Corporation of $8.9 million in which $429,000 is expected to be paid within the next twelve months, (2) Bank line of credit payable to The CIT Group/Business Credit, Inc. ("CIT") of $1.0 million, and (3) Senior Secured Promissory Note payable to Finova of $693,000 that matures on August 13, 2003.

As of December 31, 2002, we had a credit facility with CIT as described in Note 11 to the consolidated financial statements. The credit facility has a maximum credit limit of $5.5 million with an interest rate of 2.5% above prime. The applicable margin (2.5%) may vary from 2.0% to 3.0% depending on the Company's financial results for the year ended December 31, 2002 and year ending December 31, 2003. The amount available under this credit facility at December 31, 2002 was $803,000 subject to restrictions based on availability formulas.

We believe that our cash balances and the cash flows generated by operations should be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next twelve months; however, since our operating results may fluctuate significantly as a result of a decrease in customer demand or the acceptance of our products, our ability to generate positive cash flows from operations may be jeopardized. As a result, we may require additional funds to support our working capital requirements, or for other purposes, and may seek to raise such additional funds through public or private equity financings or from other sources. We may not be able to obtain adequate or favorable financing at that time. Any financing we obtain may dilute your ownership interests. In addition, if our cash flows were to substantially decrease, our long-lived assets or goodwill may become impaired and we would have to record a charge for impairment, which may be material to our financial position and results of operations.

A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of such businesses, products or technologies. We anticipate that our cash requirements for investing activities for 2003 should not be significant.

Our contractual obligations consist of operating leases for facilities, debt financing and dividend requirements on our Preferred Series B and C Convertible stock. The following table summarizes our fixed cash obligations as of December 31, 2002 for the fiscal years ending December:

	2003	2004	2005	2006	2007	2008 and thereafter
Operating leases	$2,331,000	$1,986,000	$1,642,000	$ 406,000	$ 87,000	—
Debt financing	2,193,000	565,000	609,000	7,450,000	17,000	—
Prefered Series B and C Convertible stock dividends	602,000	621,000	646,000	653,000	903,000	*
Total contractual cash obligations	$5,126,000	$3,172,000	$2,897,000	$8,509,000	$1,007,000	—

* Dividends payable to Harris on our Series C Preferred stock will continue at the rate of $800,000 per year as long as such shares are outstanding. Finova dividends on Series B Preferred stock will continue at the rate of $252,000 per year as long as such shares are outstanding.

Teltronics does not engage in any off-balance sheet financing arrangements. In particular, we do not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

The Company has engaged the investment banking firm of Atlantic American Capital Advisors, LLC, as financial advisor to assist the Company in developing and exploring strategic opportunities, which may include raising capital, mergers, acquisitions, strategic partnerships or joint ventures, and various other services, all ultimately designed to maximize shareholder value. There can be no assurances that any strategic alternative will be consummated.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company had no holdings of derivative financial or commodity instruments at December 31, 2002. The Company is exposed to financial market risks, including changes in interest rates. All borrowings under the Company's bank line of credit agreement bear interest at a variable rate based on the prime rate. An increase in interest rates of 100 basis points would not significantly impact the Company's net income. All of the Company's business is recorded in U.S. dollars. Accordingly, foreign exchange rate fluctuations should not have a significant impact on the Company. The sum of the quarters does not agree with the earnings per share schedule due to rounding and shares issued during the year. As further described in Note 1 to the Company's consolidated financial statements, ISI was sold in July 2002. The "As Adjusted" amounts in the following table presents the Company's quarterly results of operations excluding the operating results of ISI.

Quarterly Results of Operations (Unaudited)

2002 - as originally reported	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$13,673,018	$16,661,792	$14,392,890	$9,659,356
Cost of goods sold	8,504,801	10,751,207	8,818,823	6,668,622
Net income (loss)	(1,341,853)	412,336	47,228	(3,727,027)
Net income (loss) per share:				
Basic	(0.26)	0.05	(0.02)	(0.67)
Diluted	(0.26)	0.05	(0.02)	(0.67)
2002 - as adjusted				
Net sales	$13,598,018	$16,577,792	$14,364,890	$9,630,356
Cost of goods sold	8,478,801	10,733,207	8,814,823	6,651,556
Net income (loss)	(1,352,853)	376,336	64,228	(3,732,027)
Net income (loss) per share:				
Basic	(0.27)	0.04	(0.02)	(0.67)
Diluted	(0.27)	0.04	(0.02)	(0.67)

2001 - as originally reported	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$18,250,470	$25,827,568	$10,238,565	$ 9,774,673
Cost of goods sold	12,216,251	17,898,822	7,008,312	5,732,236
Net income (loss)	(1,047,421)	771,252	(3,358,754)	(3,015,941)
Net income (loss) per share:				
Basic	$ (0.23)	$ 0.15	$ (0.68)	$ (0.60)
Diluted	$ (0.23)	$ 0.13	$ (0.68)	$ (0.60)
2001 - as adjusted				
Net sales	$18,140,470	$25,272,568	$9,908,565	$9,664,673
Cost of goods sold	12,178,251	17,678,822	6,907,312	5,681,822
Net income (loss)	(750,421)	776,252	(3,246,754)	(2,825,941)
Net income (loss) per share:				
Basic	(0.16)	0.15	(0.66)	(0.56)
Diluted	(0.16)	0.14	(0.66)	(0.56)

ITEM 8. FINANCIAL STATEMENTS

Certain information required by this item is included in Item 7A of Part II of this report under the heading "Quarterly Results of Operations (Unaudited)" and is incorporated into this item by reference.

Index to Financial Statements

Financial Statements:

Financial Statement Schedule:

Item 15(a)2:

All other consolidated financial statement schedules have been omitted because the required information is shown in the consolidated financial statements or notes thereto or they are not applicable.

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
Teltronics, Inc.

We have audited the accompanying consolidated balance sheets of Teltronics, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teltronics, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Tampa, Florida
March 20, 2003

TELTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
Current assets:		
Cash and cash equivalents	$ 791,020	$ 63,307
Accounts receivable, net	5,155,877	10,021,731
Costs and estimated earnings in excess of billings on uncompleted contracts	740,650	638,119
Inventories, net	6,187,196	9,175,567
Prepaid expenses and other current assets	427,904	314,363
Total current assets	13,302,647	20,213,087
Property and equipment, net	4,076,265	5,163,007
Goodwill	241,371	241,371
Other intangible assets, net	253,575	335,814
Other assets	274,853	339,569
Total assets	$ 18,148,711	$ 26,292,848

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

	December 31, 2002	December 31, 2001
Current Liabilities:		
Current portion of long-term debt	$ 2,193,401	$ 4,550,645
Current portion of capital lease obligations	—	79,497
Accounts payable	4,356,985	6,181,434
Billings in excess of costs and estimated earnings on uncompleted contracts	1,347,685	125,783
Accrued expenses and other current liabilities	2,479,300	2,783,532
Deferred revenue	1,738,201	1,755,421
Total current liabilities	12,115,572	15,476,312
Long-term liabilities:		
Long-term debt, net of current portion	8,641,785	9,034,748
Capital lease obligations, net of current portion	—	963
Other long-term liability	—	3,744,355
Total long-term liabilities	8,641,785	12,780,066
Commitments and contingencies		
Shareholders' deficiency:		
Common stock, $.001 par, 40,000,000 shares authorized, 5,930,241 and 5,105,844 issued and outstanding at December 31, 2002 and 2001, respectively	5,930	5,106
Non-voting common stock, $.001 par, 5,000,000 shares authorized, zero shares issued and outstanding	—	—
Preferred Series A stock, $.001 par value, 100,000 shares authorized, 100,000 shares issued and outstanding	100	100
Preferred Series B Convertible stock, $.001 par value, 25,000 shares authorized, 12,625 shares issued and outstanding	13	13
Preferred Series C Convertible stock, $.001 par value, 40,000 shares authorized, 40,000 shares issued and outstanding	40	—
Additional paid-in-capital	23,812,232	19,277,099
Accumulated other comprehensive loss	(72,560)	(2,941)
Accumulated deficit	(26,354,401)	(21,242,907)
Total shareholders' deficiency	(2,608,646)	(1,963,530)
Total liabilities and shareholders' deficiency	$ 18,148,711	$ 26,292,848

The accompanying notes are an integral part of these consolidated financial statements.

TELTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2002	2001	2000
Net sales			
Product sales and installation	$ 46,209,415	$ 57,248,237	$ 39,982,218
Maintenance and service	8,177,641	6,843,039	3,222,085
	54,387,056	64,091,276	43,204,303
Cost of sales	34,743,453	42,855,621	23,752,490
Gross profit	19,643,603	21,235,655	19,451,813
Operating expenses:			
General and administrative	5,893,108	6,530,161	4,643,464
Sales and marketing	10,748,955	11,937,045	7,330,849
Research and development	4,563,149	5,703,488	4,931,626
Depreciation and amortization	1,392,321	1,631,178	1,527,072
Loss on write-off of assets	—	—	348,999
	22,597,533	25,801,872	18,782,010
Income (loss) from operations	(2,953,930)	(4,566,217)	669,803
Other income (expense):			
Interest	(1,258,056)	(1,612,331)	(1,295,604)
Financing	(343,424)	(403,226)	(328,252)
Litigation costs	(63,075)	(15,150)	(368,530)
Other	24,780	(17,677)	(116,260)
	(1,639,775)	(2,048,384)	(2,108,646)
Loss before income taxes	(4,593,705)	(6,614,601)	(1,438,843)
Income taxes	(15,611)	(36,263)	(46,338)
Net loss	(4,609,316)	(6,650,864)	(1,485,181)
Dividends on Preferred Series B and C Convertible stock	502,178	151,500	151,500
Net loss available to common shareholders	$ (5,111,494)	$ (6,802,364)	$ (1,636,681)
Net loss per share:			
Basic	$ (0.93)	$ (1.38)	$ (0.36)
Diluted	$ (0.93)	$ (1.38)	$ (0.36)

The accompanying notes are an integral part of these consolidated financial statements.

TELTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

	COMMON STOCK		PREFERRED STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT				
BALANCE, DECEMBER 31, 1999	4,054,522	$ 4,056	112,625	$ 113	$ 16,624,672	$ —	$ (12,803,862)	$ 3,824,979
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(1,485,181)	(1,485,181)
Comprehensive loss								(1,485,181)
Options exercised	6,000	6	—	—	10,494	—	—	10,500
Shares issued for acquisition of Telident	662,500	663	—	—	2,072,963	—	—	2,073,626
Shares issued for 401(k) match	38,269	38	—	—	130,669	—	—	130,707
Dividends on Preferred Series B Convertible stock	—	—	—	—	—	—	(151,500)	(151,500)
BALANCE, DECEMBER 31, 2000	4,761,291	4,763	112,625	113	18,838,798	—	(14,440,543)	4,403,131
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(6,650,864)	(6,650,864)
Foreign currency	—	—	—	—	—	(2,941)	—	(2,941)
Comprehensive loss								(6,653,805)
Shares issued for 401(k) match	190,056	189	—	—	245,444	—	—	245,633
Shares issued under Employee Stock Purchase Plan	139,497	139	—	—	177,722	—	—	177,861
Shares issued for litigation settlement	15,000	15	—	—	15,135	—	—	15,150
Dividends on Preferred Series B Convertible stock	—	—	—	—	—	—	(151,500)	(151,500)
BALANCE, DECEMBER 31, 2001	5,105,844	5,106	112,625	113	19,277,099	(2,941)	(21,242,907)	(1,963,530)
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(4,609,316)	(4,609,316)
Foreign currency	—	—	—	—	—	(69,619)	—	(69,619)
Comprehensive loss								(4,678,935)
Shares issued for 401(k) match	576,667	576	—	—	240,271	—	—	240,847
Shares issued under Employee Stock Purchase Plan	247,730	248	—	—	113,702	—	—	113,950
Modification of exercise price and exercise period of warrants	—	—	—	—	160,200	—	—	160,200
Warrant issued as compensation for financial advisor	—	—	—	—	21,000	—	—	21,000
Conversion of other long-term liability and certain accrued expenses to Preferred Series C Convertible stock	—	—	40,000	40	3,999,960	—	—	4,000,000
Dividends on Preferred Series B and C Convertible stock	—	—	—	—	—	—	(502,178)	(502,178)
BALANCE, DECEMBER 31, 2002	5,930,241	$ 5,930	152,625	$ 153	$ 23,812,232	$ (72,560)	$ (26,354,401)	$ (2,608,646)

The accompanying notes are an integral part of these consolidated financial statements.

TELTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net loss	$(4,609,316)	$(6,650,864)	$(1,485,181)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Provision for doubtful accounts	226,462	191,360	89,199
Provision for slow moving inventories	2,290,080	63,414	462,246
Depreciation and amortization	2,023,334	2,129,282	1,924,974
Amortization of other intangible assets and goodwill	82,239	183,742	66,496
Amortization of deferred financing costs	222,650	227,676	98,835
(Gain) loss on disposal of property and equipment	(18,593)	—	348,999
Fair value of Common stock issued for 401(k) match	240,847	245,633	130,707
Fair value of Common stock issued for litigation settlement	—	15,150	—
Lease obligation expense	437,173	—	—
Changes in operating assets and liabilities:			
Accounts receivable	4,639,392	381,372	(5,317,768)
Costs and estimated earnings in excess of billings on uncompleted contracts	(102,531)	(638,119)	—
Inventories	698,291	2,255,333	(1,098,925)
Prepaid expenses and other current assets	(113,541)	(81,521)	(228,597)
Other assets	23,266	4,656	—
Accounts payable	(1,824,449)	791,089	2,110,061
Billings in excess of costs and estimated earnings on uncompleted contracts	1,221,902	125,783	—
Accrued expenses and other current liabilities	(544,859)	4,247,960	2,241,844
Deferred revenue	(17,220)	421,854	570,565
Net cash flows provided by (used in) operating activities	4,875,127	3,913,800	(86,545)
INVESTING ACTIVITIES:			
Acquisition of property and equipment	(943,019)	(1,451,460)	(778,010)
Proceeds from disposal of property and equipment	25,020	899	500
Decrease in other assets	—	—	143,953
Cash received in acquisition of Telident, Inc.	—	—	762,321
Net cash flows provided by (used in) investing activities	(917,999)	(1,450,561)	128,764
FINANCING ACTIVITIES:			
Net borrowings (repayments) on line of credit	(2,145,074)	(1,069,940)	642,285
Net principal repayments on loans, notes and capital leases	(685,593)	(1,388,704)	(1,462,976)
Dividends paid on Preferred Series B and C Convertible stock	(443,079)	(151,500)	(151,500)
Proceeds from issuance of common stock	113,950	177,861	10,500
Net cash flows used in financing activities	(3,159,796)	(2,432,283)	(961,691)
Effect of exchange rate changes on cash	(69,619)	(2,941)	—
Net increase (decrease) in cash and cash equivalents	727,713	28,015	(919,472)
Cash and cash equivalents - beginning of year	63,307	35,292	954,764
Cash and cash equivalents - end of year	$ 791,020	$ 63,307	$ 35,292

The accompanying notes are an integral part of these consolidated financial statements.

TELTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
SUPPLEMENTAL NONCASH FINANCING AND INVESTING ACTIVITIES:			
Conversion of other long-term liability to Preferred Series C Convertible stock	$ 3,744,355	—	—
Conversion of certain accrued expenses to Preferred Series C Convertible stock	$ 255,645	—	—
Unpaid dividends on Preferred Series B and C Convertible stock included in accrued expenses	$ 59,099	—	—
Reclassification of certain accrued expenses to long-term debt	—	$ 2,600,177	—
Reclassification of certain accrued expenses to other long-term liability	—	3,744,355	—
Issuance of note in purchase of assets of Harris Communications Products Division	—	—	$ 6,884,355
Issuance of common stock for purchase of assets of Telident, Inc.	—	—	2,073,626
Accrued interest converted into note payable	—	—	212,268
Lease of equipment	—	—	142,914
SUPPLEMENTAL DISCLOSURES:			
Interest paid	$ 1,265,373	$ 1,443,554	$ 1,318,832
Income taxes paid	$ 32,697	$ 12,797	$ 46,339

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND BASIS OF PRESENTATION

Teltronics, Inc. ("Teltronics" or "Company"), a Delaware corporation, designs, develops, installs, manufactures and markets electronic hardware and application software products, and engages in electronic manufacturing services primarily in the telecommunication industry.

The accompanying consolidated financial statements include the accounts of the Company and are comprised of its wholly-owned subsidiaries TTG Acquisition Corp. and Teltronics, S.A. de C.V. In July 2002, the Company sold ownership of its Interactive Solutions, Inc. ("ISI") subsidiary and converted all debt and obligations owed to the Company by ISI to 50,000 shares of Series A Preferred stock of ISI, which were pledged as collateral to Finova Mezzanine Capital Inc. In connection with the sale of ISI, the Company's common stock ownership of ISI was reduced from 85% to 15%. Management of the Company has determined the value of the Series A Preferred stock to not be material, as a result, no gain on the sale of ISI was recognized. The Company's sale of ISI enables the Company to focus on our core business. All significant intercompany transactions and balances have been eliminated in consolidation.

On May 18, 2000, the Company acquired substantially all of the assets and technology of Telident, Inc., including Telident's rights to and in certain technology for enhanced 911 technology hardware and software systems that communicate with public safety 911 contact points. The Company sells these products to a wide variety of businesses, and health and educational institutions.

On June 30, 2000, the Company acquired certain equipment, inventory and intellectual property rights relating to the 20-20® switching system and associated products of Harris Corporation. The 20-20® product is a digital switch capable of supporting up to 9,600 ports/desktops that the Company sells to large businesses, and health and educational institutions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk - The Company's largest customer was 23%, 39% and 20% of sales in 2002, 2001 and 2000, respectively. The second largest customer was 17% of sales in 2002. In 2001 and 2000, only the Company's largest customer accounted for more than 10% of the Company's sales. The Company has accounts receivable from federal, state and city governmental agencies, independent telephone companies, alternative service companies and telecommunication companies primarily located in the United States. The Company does not believe that there are substantial credit risks associated with those receivables. The Company does not require any form of collateral from its customers.

Accounts receivable are recorded at their net realizable value. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. For all customers, we recognize reserves for bad debts based on the length of time the receivables are past due. We have evaluated our reserves based on the recent downturn in the economy and have increased them as necessary. We may record additional changes to our bad debt reserves in the future. We will charge off outstanding balances only after all collections efforts have been exhausted.

Accounting for Stock-based Compensation - Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. The Company has chosen to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, because the grant price equals the market price on the date of grant for options issued by the Company, no compensation expense is recognized for stock options issued to employees.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock Based Compensation - Transition and Disclosure*, which amends SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation.

Had compensation cost for the Company's stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS No. 123 (see Note 16), as amended by SFAS No. 148, the Company's net loss and net loss per share would have been as follows:

	Years Ended December 31,		
	2002	2001	2000
Net loss - as reported	$(4,609,316)	$(6,650,864)	$(1,485,181)
Net loss - pro forma	(4,830,491)	(6,854,020)	(1,546,648)
Net loss per share:			
Basic - as reported	$ (0.93)	$ (1.38)	$ (0.36)
Basic - pro forma	(0.97)	(1.42)	(0.38)
Diluted - as reported	$ (0.93)	$ (1.38)	$ (0.36)
Diluted - pro forma	(0.97)	(1.42)	(0.38)

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's experience.

Inventories - Inventories are stated at the lower of cost or market. Costs are determined principally on the weighted average method. Shipping and handling costs are included in cost of goods sold in the accompanying consolidated statements of operations.

Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (three to ten years) of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Goodwill - In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually. Goodwill and intangible assets acquired after June 30, 2001, however, are subject immediately to the non-amortization and amortization provisions of this Statement. The Company fully adopted the provisions of SFAS No. 142 effective January 1, 2002. The following table presents the effect of SFAS No. 142 on net loss and net loss per share had the accounting standard been in effect for the years ended December 31, 2001 and 2000:

	Years Ended December 31,	
	2001	2000
Net loss - as reported	$(6,650,864)	$(1,485,181)
Goodwill amortization	21,871	12,704
Net loss - adjusted	$(6,628,993)	$(1,472,477)
Basic loss per share of common stock		
Net loss - as reported	$ (1.38)	$ (0.36)
Goodwill amortization	—	—
Net loss - adjusted	$ (1.38)	$ (0.36)
Diluted loss per share of common stock		
Net loss - as reported	$ (1.38)	$ (0.36)
Goodwill amortization	—	—
Net loss - adjusted	$ (1.38)	$ (0.36)

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance.

Revenue Recognition

Contract Manufacturing. Revenues from sales of product, including our contract manufacturing business are recognized when the product is shipped. The Company's policy is to recognize revenue and related costs when the order has been shipped from our facilities, which is also the same point that title passes under the terms of the purchase order. Based on the Company's history of providing contract manufacturing services, we believe that collectibility is reasonably assured.

Performance of Construction-Type Contracts. The Company's policy is to recognize revenue and related costs on the construction-type contracts in accordance with Statement of Position 81-1 *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1). SOP 81-1 provides two generally accepted methods of accounting for construction or production type contracts: (1) the percentage of completion method and (2) the completed contract method. The determination of which of the two methods is preferable should be based on a careful evaluation of circumstances because the two methods should not be acceptable alternatives for the same circumstances.

The percentage of completion method recognizes revenue and related costs as work on a contract progresses. The progress of a contract in terms of recognizing revenue and related costs is based on satisfying the milestones for the specific contract.

The completed contract method recognizes revenue and related costs when the contract is completed as evidenced by written acceptance of the completed contract by the customer and all costs and related revenues are reported as deferred items in the balance sheet until that time.

Our primary construction-type contracts are with the Board of Education of the City of New York. We accepted the assignment of a contract from Harris Corporation in connection with the Company's acquisition of Harris Corporation's 20-20® Switching Product Line in June 2000. This contract, with the Board of Education of the City of New York ("the Board"), specified that the Contractor (Teltronics) would provide telephone systems and peripheral equipment and cabling including systems maintenance and support.

Maintenance and Service. Revenue from support and maintenance activities is recognized ratably over the term of the maintenance period and the unrecognized portion is included in deferred revenue. Costs from support and maintenance activities are recognized when the related revenue is recognized or when those costs are incurred, whichever occurs first.

Research and Development - *Research and development costs are expensed as incurred.*

Warranty - The Company provides currently for the estimated cost that may be incurred under product warranties. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company provides a limited warranty on its products, for a period from 3 to 18 months (depending on the product), under which the Company agrees to repair or replace, in the Company's sole discretion, units defective in material or workmanship, provided the equipment has not been subjected to alteration or abuse.

Changes in the Company's product liability during the period are as follows:

Balance, beginning of the period	$ 305,000
Warranties issued during the period	344,966
Settlements made during the period	(32,400)
Changes in liability for pre-existing warranties during the period, including expirations	(302,566)
Balance, end of the period	$315,000

Impairment of Long-Lived Assets - Effective January 1, 2002, our Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). This statement requires the following three-step approach for assessing and recognizing the impairment of long-lived assets: (1) consider whether indicators of impairment of long-lived assets are present; (2) if indicators of impairment are present, determine whether the sum of the estimated undiscounted future cash flows attributable to the assets in question is less than their carrying amount; and (3) if less, recognize an impairment loss based on the excess of the carrying amounts of the assets over their respective fair values. In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (such as abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." The adoption of SFAS No. 144 did not have a material impact on our consolidated financial statements since it retained the fundamental provisions of SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, related to the recognition and measurement of the impairment of long-lived assets to be "held and used."

Reclassifications - Certain prior year amounts have been reclassified from sales and marketing to cost of sales in order to conform with the current year's presentation.

NOTE 3 - ACQUISITIONS

Telident, Inc.

On May 18, 2000, the Company acquired substantially all of the assets and assumed certain liabilities of Telident, Inc., a Minnesota corporation ("Seller") located in Minneapolis, Minnesota. The Company acquired all of the Seller's rights to and in certain technology for the identification or location of emergency 911 telephone calls.

The Company delivered 662,500 shares of its $.001 par value voting common stock for substantially all of the assets of the Seller.

The acquisition has been accounted for using the purchase method of accounting and the results of operations of the acquired business are included in the Company's results of operations from the date of acquisition. The purchase price has been assigned to the net assets acquired based on management's estimate of the fair value of such assets and liabilities at the date of acquisition as follows:

Cash	$	762,321
Accounts receivable, net		610,998
Inventory, net		260,757
Prepaid expenses and other current assets		26,168
Property and equipment, net		240,234
Other assets		6,282
Goodwill and identifiable intangible assets		514,299
Accounts payable		(76,792)
Accrued expenses and other current liabilities		(239,505)
Deferred Income		(28,146)
Long-Term debt		(2,990)
Net assets acquired	$	2,073,626

Harris Corporation 20-20® Switching Product Line

On June 30, 2000, the Company acquired certain equipment, inventory and intellectual property rights related to the 20-20® switching technology and associated products of Harris Corporation Communications Products Division located in Melbourne, Florida ("Harris"), under an Asset Sale Agreement dated June 30, 2000 ("Agreement").

Under the Agreement, the Company acquired the assets and assumed on-going support obligations for certain of Harris' Communications Products Division customers in consideration for $6,884,355 paid for with a promissory note with interest at 10.5% per annum.

The acquisition has been accounted for using the purchase method of accounting and the results of operations of the acquired business are included in the Company's results of operations from the date of acquisition. The purchase price has been assigned to the net assets acquired based on management's estimate of the fair value of such assets and liabilities at the date of acquisition as follows:

Inventory, net	$	5,277,113
Property and equipment, net		3,083,025
Customer lists and patents		206,210
Note payable		(6,884,355)
Accrued expenses and other current liabilities		(1,629,993)
Accounts payable		(52,000)
Net assets acquired	$	—

The unaudited pro forma results for the year ended December 31, 2000 presented below include the effects of the acquisitions as if they had been consummated on January 1, 2000. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisitions been consummated at the beginning of the year prior to acquisitions of Telident and Harris.

		2000
Net sales	$	67,106,506
Net loss	$	(44,909,028)
Net loss available to common shareholders	$	(45,060,528)
Net loss per share -		
Basic	$	(9.53)
Diluted	$	(9.53)

NOTE 4 - COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	December 31,			
	2002		2001	
Costs incurred on uncompleted contracts	$	967,379	$	770,551
Estimated earnings		950,926		534,505
		1,918,305		1,305,056
Less: Billings to date		2,525,340		792,720
	$	(607,035)	$	512,336
Included in accompanying consolidated balance sheets under the following captions:				
Costs and estimated earnings in excess of billings on uncompleted contracts	$	740,650	$	638,119
Billings in excess of costs and estimated earnings on uncompleted contracts		(1,347,685)		(125,783)
	$	(607,035)	$	512,336

Costs and estimated earnings in excess of billings on uncompleted contracts includes unbilled revenue of approximately $321,000 and $373,000 as of December 31, 2002 and 2001, respectively.

NOTE 5 - OTHER INTANGIBLE ASSETS

The Company's other intangible assets are as follows:

	December 31,			
	2002	2001		Life
Customer List	$ 202,332	$ 232,332		5 years
Patent	239,899	239,899		14 years, 7 months
Total	442,231	472,231		
Accumulated amortization	(188,656)	(136,417)		
	$ 253,575	$ 335,814		

Amortization is provided over the estimated useful lives of the respective assets using the straight-line method. As of December 31, 2001, the Company recorded a charge for the remaining net book value related to goodwill and other intangible assets from the Cascade acquisition in the amount of $85,418. The charge is included in depreciation and amortization as shown in the consolidated statements of operations and is also included in amortization of intangibles as shown in the consolidated statements of cash flows.

Estimated amortization expense related to other intangible assets for each of the five years in the period ending December 31, 2007 and thereafter is: 2003 - $60,740; 2004 - $44,396; 2005 - $26,079; 2006 - $14,510; 2007 - $14,510; thereafter - $93,340.

NOTE 6 - NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss, adjusted for preferred stock dividends, by the weighted average number of issued common shares outstanding during the applicable period. Diluted net loss per share is computed by dividing net loss, adjusted for preferred stock dividends, by the weighted average number of issued common shares and potential common shares. Potential common shares consist of convertible preferred stock, stock options (vested and unvested) and warrants and are computed using the treasury stock method.

The following table sets forth the computation of basic and diluted net loss per share:

	2002	2001	2000
Basic			
Net loss	$ (4,609,316)	$ (6,650,864)	$ (1,485,181)
Preferred dividends	(502,178)	(151,500)	(151,500)
Net loss available to common shareholders	$ (5,111,494)	$ (6,802,364)	$ (1,636,681)
Weighted average shares outstanding	5,482,845	4,932,909	4,484,495
Net loss per share	$ (0.93)	$ (1.38)	$ (0.36)
Diluted			
Net loss	$ (4,609,316)	$ (6,650,864)	$ (1,485,181)
Preferred dividends	(502,178)	(151,500)	(151,500)
Net loss available to common shareholders	$ (5,111,494)	$ (6,802,364)	$ (1,636,681)
Weighted average shares outstanding	5,482,845	4,932,909	4,484,495
Effect of dilutive securities			
Employee stock options	—	—	—
Convertible preferred stock	—	—	—
Warrants	—	—	—
Dilutive potential common shares	5,482,845	4,932,909	4,484,495
Net loss per share	$ (0.93)	$ (1.38)	$ (0.36)

NOTE 7 - ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2002 and 2001 are as follows:

	December 31, 2002	December 31, 2001
Accounts receivable	$ 5,555,487	$ 10,491,591
Allowance for doubtful accounts	(399,610)	(469,860)
	$ 5,155,877	$ 10,021,731

NOTE 8 - INVENTORIES

The major classes of inventories at December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Raw materials	$ 3,195,656	$ 5,963,289
Work-in-process	979,036	1,136,911
Finished goods	2,012,504	2,075,367
	$ 6,187,196	$ 9,175,567

The reserve for slow moving inventories was $2,151,000 and $1,235,000 as of December 31, 2002 and 2001, respectively.

NOTE 9 - PROPERTY AND EQUIPMENT

The major classifications of property and equipment at December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Machinery and equipment	$ 7,267,083	$ 6,925,727
Furniture, fixtures and computers	4,081,815	3,904,697
Equipment under capital leases	425,152	425,152
Software	2,431,370	2,210,976
Leasehold improvements	469,977	512,396
	14,675,397	13,978,948
Accumulated depreciation and amortization	(10,599,132)	(8,815,941)
	$ 4,076,265	$ 5,163,007

Depreciation and amortization expense was $2,023,334, $2,129,282 and $1,924,974 for the years ended December 31, 2002, 2001 and 2000, respectively. For the years ended December 31, 2002, 2001 and 2000, depreciation and amortization expense of $713,252, $681,846 and $464,398, respectively, was included in cost of goods sold.

NOTE 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Payroll	$ 1,423,229	$ 1,334,929
Lease obligation	437,173	—
Other	618,898	948,603
Due to Harris Corporation	—	500,000
	$ 2,479,300	$ 2,783,532

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 required recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. The provisions of the new standard are effective for restructuring, exit or disposal activities initiated after December 31, 2002; however, early application is encouraged.

The Company leases office space for a research and development facility in Dallas, Texas. The lease expires in December 2006. In December 2002, the Company closed its facility in Dallas, Texas. Teltronics will continue to incur rental costs under the Dallas lease agreement without receiving any future economic benefit.

Teltronics has early adopted the provisions of SFAS No. 146 in 2002. As a result, the Company had recorded an expense of approximately $437,000 that represents the present value of our liability as of December 31, 2002. This expense is reported as a general and administrative cost in our consolidated statements of operations for 2002.

NOTE 11 - DEBT

Debt at December 31, 2002 and 2001 consists of the following:

	December 31, 2002	December 31, 2001
Secured promissory note - payable to Harris Corporation in monthly installments of $96,805 with interest at 8% commencing May 1, 2002 with a balloon payment of $7,196,801 due May 2006.	$ 8,868,717	$ 9,196,801
Bank line of credit - On December 22, 1998, the Company's principal lender, The CIT Group/Business Credit, Inc. ("CIT") amended the Company's existing Line of Credit Facility and Term Loan whereby, the interest rate was 2.0% above prime rate, maximum credit was $5,500,000 and an early termination fee was assessed at 1.5%. On October 28, 2000, the Line of Credit Facility was extended to October 28, 2002. A director of the Company had personally guaranteed a portion of the facility. On October 16, 2002, the Company entered into the Thirteenth Amendment to Loan and Security Agreement (the "Amendment") with CIT. This Amendment extended the term from October 28, 2002 to October 28, 2004 and modified the interest rate from prime plus 2.0% to prime plus 2.5%. The applicable margin (2.5%) may vary from 2.0% to 3.0% depending on the Company's financial results for the year ended December 31, 2002 and year ending December 31, 2003. At December 31, 2002, the Company's interest rate was 6.75%. The maximum credit remained at $5,500,000 while the early termination fee was modified from 1.5% to 1.0% of the maximum credit. In connection with this Amendment, CIT has released a director of the Company from any and all obligations under any guaranty agreement or arrangement in favor of CIT. Substantially all of the Company's present and future assets, except for fixed assets, are pledged as collateral with borrowings limited to certain gross availability formulas based on accounts receivable and inventory as defined in the agreement. The facility provides for minimum loan fees, unused line fees and renewal term fees. The outstanding borrowings are classified as a current liability. At December 31, 2002, the Company had $803,000 available, pursuant to this facility. The availability of this unused line of credit is restricted based on availability formulas.	1,013,416	3,158,490
Senior Secured Promissory Note - In May 2000, the Company amended and restated the note to revise the maturity date to February 13, 2002. On September 30, 2002, the Company entered into a Fourth Amended and Restated Senior Secured Promissory Note with a revised maturity date of August 13, 2003, interest at 14% and monthly principal and interest payments of $55,000, commencing October 1, 2002.	693,477	1,000,000
Notes payable to finance companies, payable in monthly installments of $5,600 with interest at approximately 5%. The notes mature through December 2007 and are collateralized by vehicles.	259,576	160,752
Notes payable - officer, payable upon demand with interest accruing at 8% per annum.	—	69,350
Total	10,835,186	13,585,393
Less current portion	2,193,401	4,550,645
Long-term portion	$ 8,641,785	$ 9,034,748

The Company maintains a promissory note to Harris Corporation ("Harris") related to the acquisition of the 20-20® Product Line, which was restructured on March 27, 2002, under a Master Restructuring Agreement. Under this restructuring, the principal and capitalized interest total was stated at $9,196,801. The Company made principal payments of $500,000 during the three month period ended March 31, 2002, which was classified within accrued expenses and other current liabilities as of December 31, 2001. Monthly payments of $96,805 in principal and interest commenced in May 2002 and continue until May 2006 at which time a balloon payment of the remaining unpaid balance of $7,196,801 will be due. The interest rate is 8%. In conjunction with the restructuring, Harris agreed to convert $4,000,000 of accrued expenses owed by the Company for additional inventory and services provided in connection with the transition of the 20-20® Switching Product Line to the Company, to 40,000 shares of Preferred Series C Convertible stock.

The Note is secured by a first lien on certain of the acquired assets and a lien on the Company's other assets.

On February 25, 1998, the Company entered into Senior Secured Loans ("Loans") for $1,000,000 and $280,000. Interest was initially paid quarterly starting May 15, 1998. On May 12, 2000, the Company amended and restated the $1,000,000 Loan Agreement originally entered into on February 25, 1998 with Finova Mezzanine Capital Corp. ("Finova") and originally due February 25, 1999 to extend the maturity to February 13, 2002. On May 1, 2002, Finova and the Company entered into a Third Amended and Restated Senior Secured Promissory Note. On September 30, 2002, Finova and the Company entered into a Fourth Amended and Restated Senior Secured Promissory Note ("Note"). Under the terms of the Note, monthly principal and interest payments of $55,000 are required commencing October 1, 2002 until August 13, 2003 at which time all outstanding principal and interest is due. The interest rate was increased from 12% to 14%.

The Holder of the Loans previously received 890,000 warrants to purchase the Company's Common stock at an exercise price of $2.75 per share. These warrants were exercisable in whole, or in part, at any time during a five-year holding period beginning on the date of issuance. In connection with the Third Amended and Restated Senior Secured Promissory Note, Finova and the Company entered into an Amended and Restated Stock Purchase Warrant that modified the terms of the 890,000 previously issued warrants to change the exercise price to $1.00 per share and extend the exercise period to February 26, 2004. As a result of modifying the exercise price and extending the exercise period of the 890,000 warrants, the Company recorded a deferred financing fee of $160,200 in May 2002. This fee was expensed as a financing cost in our consolidated statements of operations in 2002.

The covenants in the Secured Promissory Note, Loan and Security Agreement and the Senior Secured Promissory Note restrict certain sales of assets; mergers and acquisitions; borrowings and guarantees; dividends and redemptions; creation of liens; investments; issuance of subsidiary shares; and transactions with affiliates.

Future maturities as of December 31, 2002 are as follows:

2003	$ 2,193,401
2004	565,284
2005	609,447
2006	7,449,998
2007	17,056
	$10,835,186

NOTE 12 - CAPITAL LEASE OBLIGATIONS

Leased property under capital leases at December 31, 2002 and 2001 consists of the following:

	December 31,	
	2002	2001
Machinery and equipment	$ 425,152	$ 425,152
Accumulated amortization	(326,295)	(249,348)
	$ 98,857	$ 175,804

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, accounts receivable and accounts payable are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short-term maturity of those instruments. The note payable and long-term debt reflect interest rates that are currently available to the Company based on the financing arrangement and the collateral provided. As a result, the carrying amount of the note payable and long-term debt approximates fair value.

NOTE 14 - EMPLOYEE BENEFIT PLANS

The Company sponsors a savings plan ("401(k) plan") which covers substantially all employees of the Company. The Company made discretionary matching contributions to the 401(k) plan by issuance of shares of the common stock of the Company. During 2002, 2001 and 2000, the Company issued 576,667, 190,056 and 38,269 shares with a fair value of $240,847, $245,633 and $130,707, respectively, in connection with the plan. Effective October 1, 2002, the Company discontinued its discretionary matching contributions to the 401(k) plan.

The Company also sponsors an employee stock purchase plan ("Purchase Plan") under which employees of the Company and its subsidiaries are given an opportunity to purchase Company Common Stock at a price equal to approximately 85% of fair market value. The Purchase Plan is intended to qualify under the Internal Revenue Code of 1986, as amended and the 500,000 shares of common stock funding the Plan have been registered on Form S-8. During 2002 and 2001, the Company issued 247,730 and 139,497 shares with a fair value of $113,950 and $177,861, respectively, in connection with the Purchase Plan. Effective January 1, 2003, the Purchase Plan was temporarily suspended.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

(A) Employment Agreements - The Company is party to employment agreements with several of its officers that provide for annual base salaries, target bonus levels, severance pay under certain conditions, and certain other benefits.

(B) Operating Leases - The Company leases its manufacturing facilities, including land and building, under a 15 year operating lease expiring August 31, 2005.

The terms of the lease provide the Company with an option at any time during the lease term to purchase the property at the greater of its fair market value or $4,320,000. The Company has the option to renew the lease for up to two additional five-year periods. The Company is responsible for paying all taxes, insurance and maintenance cost relating to the leased property. The lease provides for an adjustment in the annual rent based on changes in the Consumer Price Index, limited to a minimum of the prior year's rent and a maximum of 6%. The Company also leases offices in several locations under leases expiring at various dates.

The Company also leases various equipment under operating leases expiring over a period of five years.

Future minimum lease payments for all noncancellable operating leases at December 31, 2002 are as follows:

2003	$ 2,331,139
2004	1,985,699
2005	1,641,609
2006	406,114
2007	86,672
	$ 6,451,233

Rental expense for operating leases totaled approximately $2,373,000, $2,228,000 and $1,250,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

(C) Legal Proceedings - The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses or has provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position or results of operations.

(D) Tri-Link - On October 31, 2002, the Company and Tri-Link Technologies Inc. ("Tri-Link") entered into an Agreement of Purchase and Sale ("Agreement") with a closing date on the earlier of May 1, 2003 or the fifth business day following the earliest day on which Tri-Link and the Company have agreed in writing that the Developed Vortex Technology fully meets the specifications outlined in the Agreement. The Agreement includes voice over internet protocol ("VoIP") technology that is in the development stage. The Company will be acquiring the existing Vortex Technology, the Developed Vortex Technology, and all tangible and intangible assets associated with the existing Vortex Technology and the Developed Vortex Technology.

The consideration for the assets to be purchased from Tri-Link will be $2,500,000, of which $250,000 will be paid at closing with the remaining balance of $2,225,000 being paid in quarterly installments of $187,500 with interest at 6.5%. Tri-Link shall be entitled, at its sole option, to convert at any time and from time to time, increments of not less than $250,000 of the balance of the purchase price then remaining unpaid into shares of the Company's voting common stock at the rate of $1.00 per share. The total of all amounts that can be converted is $750,000.

NOTE 16 - SHAREHOLDERS' EQUITY

The total number of shares of all classes of capital stock which the Company has the authority to issue is 50,000,000 shares divided into three classes of which 5,000,000 shares, par value $.001 per share are designated Preferred stock, 40,000,000 shares, par value $.001 per share are designated Common stock and 5,000,000 shares, par value $.001 per share, are designated Non-Voting Common stock.

(A) Preferred stock - The Preferred Series A stock are restricted securities owned by the Company's Director and Senior Vice President of Business Development and subject to resale restrictions including the right of the Company to approve or disapprove any sale, transfer or disposition to any third party not controlled by the Director. Each share is entitled to 400 votes and is not entitled to any dividends. Accordingly, this would give the Senior Vice President voting control of the Company.

The Preferred Series B Convertible stock provided for a $12 per share annual dividend, payable quarterly and increasing to $20 in May 2002. On April 22, 2002, the terms of the Preferred Series B Convertible stock were modified, whereby the annual dividend rate increased from $12 per share to $16 per share, payable quarterly, effective February 26, 2002. The annual dividend rate will increase to $18 per share on February 27, 2004 and to $20 per share on February 27, 2005. The holder of the Preferred Series B Convertible stock initially had the right at its option to convert to the Company's Common stock at $2.75 per share. The Company adjusted the conversion price on April 22, 2002 for the Preferred Series B Convertible stock from $2.75 to $1.75 per share in conjunction with Third Amended and Restated Senior Secured Promissory Note. Commencing in May 2002, the Company has the right to redeem the Preferred Series B Convertible stock in full at 100% of the face value plus accrued and unpaid dividends. The Preferred Series B Convertible stock contains certain financial covenants.

The Company issued 40,000 shares of Preferred Series C Convertible stock to Harris Corporation in March 2002 in connection with the Master Restructuring Agreement. The Preferred Series C Convertible stock provides for a $10 per share annual dividend, payable quarterly beginning May 15, 2002. The annual dividend increases to $20 per share beginning April 1, 2007. The holder of the Preferred Series C Convertible stock has the right at its option to convert to the Company's Common stock at $2.75 per share subject to adjustment. The Company has the right to redeem all or a portion of the then outstanding Preferred Series C Convertible stock at any time for 100% of the face value plus accrued and unpaid dividends.

(B) Warrants - In connection with the Third Amended and Restated Senior Secured Promissory Note, Finova and the Company entered into an Amended and Restated Stock Purchase Warrant ("Warrant") that modified the terms of the 890,000 previously issued warrants to change the exercise price to $1.00 per share and extend the exercise period to February 26, 2004.

In connection with our financial advisory and investment banking agreement entered into in September 2002 with Atlantic American Capital Advisors, LLC, the Company issued warrants to purchase 300,000 shares of its Common stock at an exercise price of $1.00 per share. The exercise period of the warrants is five years. As a result of issuing the warrants, the Company recorded a deferred financing fee of $21,000 that was expensed as a financing cost in our consolidated statements of operations in 2002.

(C) Incentive Stock Option Plan - The Company adopted an Incentive Stock Option Plan ("Plan") to enhance the Company's ability to retain the services of outstanding personnel and encourage such employees to have a greater financial investment in the Company. The Plan will terminate August 8, 2005 unless terminated earlier by the Board of Directors or extended by the Board with approval of the stockholders. The Plan authorizes the Board to grant stock options intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended, to key employees of the Company or its subsidiaries, and is limited to 2,500,000 shares of the Company's common stock. The term of an option shall be fixed by the Board. The option price shall not be less than the fair market value of the Company's Common Stock on the date of grant, unless the grantee is the holder of more than 10% of the voting power of all classes of stock of the Company, in which case the option price shall not be less than 110% of the fair market value of the stock on the date of grant.

The following table summarizes certain weighted average data for options outstanding and currently exercisable as of December 31, 2002:

	Outstanding			Exercisable	
		Weighted Average			
Exercise Price Range	Shares	Exercise Price	Remaining Contractual Life (yrs)	Shares	Weighted Average Exercise Price
$0.23 - $1.00	700,000	$0.99	8.1	146,000	$1.00
$1.63 - $3.03	457,000	2.07	5.8	303,200	1.92
$3.50	32,000	3.50	3.9	32,000	3.50
	1,189,000	$1.48	7.1	481,200	$1.75

The per share weighted average fair value of options granted during the years ended December 31, 2002, 2001 and 2000 were $0.18, $0.85 and $2.29, respectively. All options were granted at not less than the fair market value at date of grant. Generally, stock options become exercisable over a five-year graded vesting period and expire ten years from the date of grant. Options totaling 1,301,000 shares were available for grant at December 31, 2002.

For purposes of pro forma disclosures, the fair value for options was estimated at the date of grant using the Black-Scholes option pricing model. Information regarding the Company's Stock Option Plan is summarized below:

Weighted Average Assumptions:

	2002	2001	2000
Risk-free interest rates	6.3%	6.4%	6.4%
Weighted average expected life of the options	5.0 years	5.0 years	5.0 years
Volatility factor of the expected market price of the Company's Common Stock	108%	99%	87%
Dividend yield	None	None	None

Weighted average exercise prices for option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 1999	1,012,000	$3.93
Granted	368,000	2.24
Exercised	(6,000)	1.75
Forfeited	(23,000)	1.88
Expired	—	—
Outstanding, December 31, 2000	1,351,000	$3.52
Granted	697,000	1.00
Exercised	—	—
Forfeited	(187,000)	2.47
Expired	—	—
Outstanding, December 31, 2001	1,861,000	$2.69
Granted	5,000	0.23
Exercised	—	—
Forfeited	(677,000)	(4.81)
Expired	—	—
Outstanding, December 31, 2002	1,189,000	$1.48
Exercisable, December 31, 2002	481,200	$1.75

NOTE 17 - RELATED PARTY TRANSACTIONS

The following is a summary of transactions with related parties, excluding those that have been disclosed elsewhere in the notes to the consolidated financial statements:

Prepaid Lease Guarantee - A Director personally guaranteed a portion of the Company's obligations to the lessor over the term of the lease. The Company agreed to pay 6% of the total future value of the lease payments, excluding executory costs, as consideration for this guarantee. This amount was paid during 1991. The cost of the guarantee to the Company, 6% of $7,000,000 or $420,000 has been deferred as a financing cost (prepaid lease guarantee) in the accompanying consolidated financial statements and is amortized on a straight line basis over the term of the lease. Accumulated amortization of this amount at December 31, 2002 and 2001 was $347,958 and $320,508, respectively.

Note Payable - Officer - The Company had an outstanding note payable to an officer, which was paid in full plus interest at September 18, 2002 of $73,380. The balance at December 31, 2001 and 2000 was $69,350 and $64,035, respectively.

NOTE 18 - INCOME TAXES

The components of the income tax provision are as follows:

	Years ended December 31,		
	2002	2001	2000
Current:			
Federal	$ —	$ —	$ 28,390
State	15,611	36,263	17,948
	$ 15,611	36;263	46,338
Deferred:			
Federal	—	—	—
State	—	—	—
	—	—	—
	$ 15,611	$ 36,263	$ 46,338

The following is a reconciliation of income tax expense recognized to that computed by applying the federal statutory rate of 34% in 2002, 2001 and 2000 to loss before income taxes:

	Years ended December 31,		
	2002	2001	2000
Federal tax at the statutory rate	$(1,524,667)	$(2,248,964)	$(489,207)
State income taxes, net of federal tax benefit	(158,215)	(234,411)	(47,872)
Change in valuation allowance for deferred tax assets	1,640,119	2,381,082	512,016
Other items	58,374	138,556	71,401
	$ 15,611	$ 36,263	$ 46,338

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the uncertain nature of the ultimate realization of deferred tax assets based upon the Company's financial performance and the potential expiration of the net operating loss carryforward, the Company has established a valuation allowance against its deferred tax assets. The Company will recognize the benefits associated with the deferred tax assets only as reassessment demonstrates they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits will be recorded in future operations as a reduction of the Company's income tax expense.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Net operating loss carryforward	$6,140,294	$4,899,320
Accrued vacation	218,691	235,685
Inventory	992,353	620,587
Alternative minimum tax credit	—	—
Other	159,061	185,119
Bad debt reserve	88,034	220,333
Accrued expenses	291,495	96,173
	7,889,928	6,257,217
Valuation allowance	(7,800,710)	(6,160,591)
Deferred tax liabilities:		
Fixed assets	(16,442)	(96,626)
Sales tax accrual	(72,776)	—
Net deferred tax asset	$ —	$ —

During the years ended December 31, 2002, 2001 and 2000, the Company recorded a valuation allowance on its deferred tax assets to reduce the total to an amount that management believes will be realized. Realization of deferred tax assets is dependent upon sufficient taxable income during the period that temporary differences and carryforwards are expected to be available to reduce taxable income. The valuation allowance increased $1,640,119, $2,381,082 and $512,016 in 2002, 2001 and 2000, respectively.

At December 31, 2002, for federal income tax purposes, the Company had a net operating loss carryforward of approximately $16,318,000, which will expire in the years 2009 through 2022. Such net operating losses are available to offset future taxable income.

NOTE 19 - SEGMENT INFORMATION

The Company's operations are classified into three reportable segments, Teltronics, ISI and Mexico. As further described in Note 1, ISI was sold in July 2002. Each reportable segment is staffed separately, requires different technology and marketing strategies and sells to different customers.

The accounting policies of the Segments are the same. Company management evaluates performance based on segment profit (loss), which is net income (loss) before income taxes, excluding nonrecurring gains or losses.

The following table presents information about reportable segment operations and assets.

	Years ended December 31,		
	2002	2001	2000
Net Sales			
Teltronics	$53,321,000	$61,971,000	$42,248,000
Mexico	850,000	1,015,000	—
ISI	216,000	1,105,000	956,000
Total sales	$54,387,000	$64,091,000	$43,204,000
Depreciation and Amortization			
Teltronics	$ 1,974,000	$ 2,079,000	$ 1,410,000
Mexico	8,000	5,000	—
ISI	41,000	45,000	515,000
Total depreciation and amortization	$ 2,023,000	$ 2,129,000	$ 1,925,000
Interest and Financing Costs			
Teltronics	$ 1,601,000	$ 2,016,000	$ 1,299,000
Mexico	—	—	—
ISI	—	—	325,000
Total interest and financing costs	$ 1,601,000	$ 2,016,000	$ 1,624,000
Segment Profit (Loss)			
Teltronics	$ (4,718,000)	$(5,862,000)	$ 601,000
Mexico	89,000	(149,000)	—
ISI	35,000	(604,000)	(2,040,000)
Loss before income taxes	$ (4,594,000)	$(6,615,000)	$(1,439,000)
Segment Assets			
Teltronics	$ 18,020,000	$25,937,000	$29,337,000
Mexico	129,000	227,000	—
ISI	—	129,000	194,000
Total segment assets	$ 18,149,000	$26,293,000	$29,531,000
Acquisition of Property and Equipment			
Teltronics	$ 943,000	$ 1,378,000	$ 752,000
Mexico	—	47,000	—
ISI	—	26,000	26,000
Total acquisition of property and equipment	$ 943,000	$ 1,451,000	$ 778,000

Information on major customers is discussed in the Summary of Significant Accounting Policies. Sales to foreign countries were insignificant. All material assets are located in the United States. It is not practical for the Company to provide segment information by product, as this information is not currently available.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

The following table sets forth the names, ages and positions of all directors and executive officers of the Company.

Name [1]	Age	Position
Ewen R. Cameron	50	Director, President, Chief Executive Officer and Assistant Secretary
Patrick G. Min	44	Vice President Finance, Chief Financial Officer, Secretary and Treasurer
Peter G. Tuckerman	56	Vice President Product Management
Robert B. Ramey	45	Vice President Electronic Manufacturing
Norman R. Dobiesz	55	Director and Senior Vice President Business Development
Carl S. Levine	56	Director [2]
Gregory G. Barr	43	Director [2]
Richard L. Stevens	39	Director [2]

(1) William L. Hutchison served as Executive Vice President, Chief Operating Officer and Assistant Secretary until March 31, 2002.
(2) Audit Committee Members.

The Company's Directors will serve until the annual meeting of stockholders or until their successors are elected and qualified.

Ewen R. Cameron has served as President and Chief Executive Officer since July 1993 and a Director since June 1994. Prior to that, Mr. Cameron served as Managing Director of SRH plc, a European telecommunications and computer maintenance company from 1989 to 1992. From January 1978 to December 1989, Mr. Cameron served as Managing Director of Systems Reliability Europe SA/NV, a wholly owned subsidiary of SRH plc based in Brussels, Belgium. Mr. Cameron has spent the last 30 years in the computer and telecommunications industry.

Patrick G. Min, CPA serves as Vice President of Finance, CFO, Secretary and Treasurer. He joined the Company in August of 2001. He has over 18 years of experience in the accounting profession. Mr. Min was employed by Ernst & Young LLP for 12 years serving a variety of clients in both the public and private sectors. He has also held executive financial positions in various industries in both public and private companies. Mr. Min graduated with a Masters of Accountancy from the University of Tennessee.

Peter G. Tuckerman, Vice President Product Management, joined the Company in September of 1977. Since that time he has served in various R & D, Marketing and Product Management roles. Prior to joining the Company he was a principal in MicroWare, Inc., a developer of custom microcomputer software for telecommunications applications.

Robert B. Ramey joined the Company as Vice President, Manufacturing Operations in January 1995. Prior to joining the Company Mr. Ramey served twelve years with Loral Data Systems, a Defense and Commercial electronic equipment manufacturer. Mr. Ramey has held diverse management positions including, Manufacturing Engineering, Industrial Engineering, Program Management, Telecommunications Production, Surface Mount Assembly and Total Quality Management. Mr. Ramey has been in the electronics industry over 17 years.

Norman R. Dobiesz has served as a Director of the Company since October 25, 1991 and is the Company's Senior Vice President, Business Development. Mr. Dobiesz has developed substantial financial and general management experience as a principal stockholder and executive of a group of privately held companies controlled by Mr. Dobiesz. Mr. Dobiesz is a principal stockholder of the Company.

Carl S. Levine has served as a Director of the Company since July 27, 1988. Mr. Levine is an attorney who has been engaged in private practice in New York, New York from 1977. Mr. Levine is presently the senior partner in the law firm of Carl S. Levine & Associates, located in Jericho, New York. He specializes primarily in the practice of energy, environmental and tax law. Prior to entering private practice, Mr. Levine was employed as counsel for New York Regional Office of the United States Department of Energy.

Gregory G. Barr is currently Area President of Orion Bank (formerly known as Gulf Coast National Bank), Fort Myers, Florida. Prior to that, Mr. Barr was employed as Senior Vice President, Senior Lender for SouthTrust Bank. From 1987 to 1997 Mr. Barr was employed by Barnett Bank, Inc. as Senior Vice President and Commercial Banking Manager for Manatee County. Mr. Barr has experience in Commercial Banking, Finance, Accounting and Capital Markets transactions. He is a graduate of Salem State College, Salem, Massachusetts holding a Bachelor of Science in accounting. Mr. Barr has served as a Director of the Company since June 4, 1999.

Richard L. Stevens is the President of Richard L. Stevens, CPA, P.A., which provides tax compliance and consulting services to clients in a variety of industries. Mr. Stevens also serves as Chief Financial Officer of Payless Car Rental System, Inc., a car rental franchisor located in St. Petersburg, Florida. From 1984 to 2000, Mr. Stevens held various management positions with the international accounting firms of Grant Thornton, LLP, Coopers & Lybrand and KPMG Peat Marwick. He has experience in taxation, accounting, capital transactions and mergers and acquisitions. Mr. Stevens holds a B.S. in Business Administration from the University of Louisville and is a Certified Public Accountant.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership of such securities with the SEC. Directors, officers and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it and written representations from certain reporting persons that no Forms 5 were required for them, the Company believes that during its most recently completed fiscal year ended on December 31, 2002, all filing requirements applicable to our directors, officers and greater than 10% shareholders were satisfied.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the annual and long-term compensation paid by the Company during the years indicated to the Chief Executive Officer and its five (5) other, most highly paid executive officers whose total salary and bonus exceeded $100,000 for the year ended December 31, 2002 (collectively, the "Named Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation (1)	Restricted Stock Awards	Securities Underlying Options/ SARs(#)	LTIP Payouts	All Other Compen-sation (3)
Ewen R. Cameron President & CEO	2002	$376,998	—	—	—	—	—	$2,701
	2001	377,399	—	—	—	500,000	—	2,625
	2000	352,574	—	—	—	—	—	—
Norman R. Dobiesz Senior Vice President Business Development	2002	376,998	—	—		—	—	—
	2001	377,399	—	—	—	—	—	—
	2000	352,574	—	—	—	—	—	—
William L. Hutchison Executive Vice President & COO	2002	236,269 (2)	—	—		—	—	2,409
	2001	229,764	—	—	—	—	—	2,399
	2000	215,000	$15,000	—	—	15,000	—	—
Robert B. Ramey Vice President Manufacturing	2002	150,839	—	—		—	—	1,666
	2001	130,024	—	—	—	—	—	1,980
	2000	123,562	—	—	—	15,000	—	—
Peter G. Tuckerman Vice President Product Management	2002	119,248	—	—		—	—	—
	2001	115,021	—	—	—	—	—	—
	2000	101,013	—	—	—	5,000	—	—
Patrick G. Min Vice President Finance, CFO, Secretary & Treasurer	2002	157,248	—	—	—	—	—	31,122 (4)
	2001	57,949	—	—	—	—	—	—

(1) Certain perquisites that aggregate less than the lessor of ten percent (10%) of the total salary and bonus of any of the executive officers or $50,000 are not included.

(2) William L. Hutchison served as Executive Vice President and COO of the Company until March 31, 2002.

(3) Represents the Company 401(k) matching contribution.

(4) Represents various relocation expenses in addition to the Company 401(k) matching contribution of $2,750.

Employment Agreements

Effective August 31, 2001 the Company amended and restated five year employment agreements with Ewen R. Cameron, President and CEO and Norman R. Dobiesz, Senior Vice President Business Development. Both agreements were amendments and restatements of prior agreements which the Company entered into with the employees as of January 1, 1999. Each employment agreement is renewable for an additional five year period at the employee's option and provides for a base salary of $325,000 subject to annual increases of $25,000. Either the Company or the employee may terminate the employment agreements upon the occurrence of certain events. If the Company terminates the employment of Mr. Cameron or Mr. Dobiesz, the terminated employee will be entitled to severance equal to the salary for the remaining term on the contract.

Effective September 9, 2002 the Company entered into three year employment agreements with Robert B. Ramey, Vice President Manufacturing and Patrick G. Min, Vice President Finance and CFO. Each employment agreement is renewable for an additional three year period unless either the employee or the Company sends notice of non-renewal to the other at least thirty days prior to the expiration date of the term. The agreements provide for base salaries of $132,000 and $155,000, respectively. Either the Company or the employee may terminate the employment agreements upon the occurrence of certain events. If the Company terminates the employment of Mr. Ramey or Mr. Min, the terminated employee will be entitled to severance equal to one year's salary.

Employee Stock Purchase Plan

On October 23, 2000, the Shareholders ratified adoption of an Employee Stock Purchase Plan ("ESPP") under which employees of the Company and its subsidiaries are provided the opportunity to acquire common stock of the Company under the Internal Revenue Code of 1986, as amended, at 85% of fair market value. An aggregate of 112,773 common shares are available under the ESPP. The ESPP became effective on June 19, 2000 upon adoption by the Company's Board of Directors. During 2002, the Company issued an aggregate of 247,730 shares in connection with this plan.

1995 Incentive Stock Option Plan

The Company adopted an Incentive Stock Option Plan, as amended ("Plan") to enhance the Company's ability to retain the services of outstanding personnel and encourage such employees to have a greater financial investment in the Company. The Plan authorizes the Board of Directors to grant incentive stock options under the Internal Revenue Code of 1986, as amended, to key employees of the Company or its subsidiaries. At the date of this Form 10-K there are approximately 284 employees eligible to participate in the Plan. The Plan is administered by the Board of Directors which has full power and authority to designate Participants, to determine the terms and provisions of respective option agreements (which need not be identical) and to interpret the provisions of the Plan. The Plan became effective May 16, 1995, was amended July 30, 1996 and will terminate August 8, 2005 unless earlier terminated by the Board of Directors or extended by the Board with approval of the stockholders.

An aggregate of 2,490,000 shares of the Company's Common Stock may be issued or transferred to grantees under the Plan. If there is a stock split, stock dividend or other relevant change affecting the Company's shares, appropriate adjustments will be made in the number of shares that may be issued or transferred in the future and in the number of shares and price of all outstanding grants made before such event. The option price shall not be less than the fair market value of the Company's Common Stock on the date of grant, unless the grantee is the holder of more than 10% of the voting power of all classes of stock of the Company, in which case the option price shall not be less than 110% of the fair market value of the stock on the date of grant. The Company has registered all of shares issuable under this Plan on Form S-8.

Options may be exercised solely by the Participant or his or her legal representative during his or her employment with the Company, or any subsidiary, or after his or her death by the person or persons entitled thereto under his or her will or the laws of descent and distribution. In the event of termination of employment for any reason other than death, permanent disability as determined by the Board, or retirement with the consent of the Company, Options may not be exercised by the Participant or his or her legal representative and shall lapse effective upon the earlier to occur of (i) notice of employment termination or (ii) last day of employment with the Company or any Subsidiary.

During 2002, the Company issued options to purchase 5,000 shares to non-executive employees. During 2001, the Company canceled options previously granted to non-executive employees to purchase 127,000 shares of Common Stock upon separation from the Company . The Company also canceled options previously granted to executive employees to purchase 500,000 shares of Common Stock and options previously granted to a non-employee director to purchase 50,000 shares of Common Stock. In each case, unless the recipient of a grant was the holder of more than 10% of the Company's issued and outstanding Common Stock, the fair market value of the Common Stock on the date of grant determined the exercise price.

Option/SAR Grants in Last Fiscal Year

Name	Number of Securities Underlying Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Fiscal Year [1]	Exercise or Base Price ($/Sh)	Expiration Date
—	—	—	—	—

(1) Represents options only. No SARs have been granted.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-Ended (#)	Value of Unexercised In-the-Money Options/SARs at FY-End ($) [1]
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Ewen R. Cameron	---	---	30,000/0	$0/$0 [2]
	---	---	100,000/400,000	$0/$0 [2]
Norman R. Dobiesz	---	---	30,000/0	$0/$0 [3]
William L. Hutchison	---	---	30,000/0	$0/$0 [4]
	---	---	16,000/4,000	$0/$0 [4]
	---	---	4,000/6,000	$0/$0 [4]
	---	---	3,000/12,000	$0/$0 [4]
Peter G. Tuckerman	---	---	20,000/0	$0/$0 [5]
	---	---	2,000/3,000	$0/$0 [5]
Robert B. Ramey	---	---	20,000/0	$0/$0 [6]
	---	---	6,000/4,000	$0/$0 [6]
	---	---	6,000/9,000	$0/$0 [6]
Patrick G. Min	---	---	6,000/24,000	$0/$0 [7]

(1) Value is calculated using the difference between the option exercise price and the year-end stock price, multiplied by the number of shares subject to an option. The year-end stock price was $0.10 for each share of our common stock.

(2) None of the options granted to Mr. Cameron were in-the-money at December 31, 2002 because they are exercisable at prices greater than the fair market value of the Company's Common Stock on such date.

(3) None of the options granted to Mr. Dobiesz were in-the-money at December 31, 2002 because they are exercisable at prices greater than the fair market value of the Company's Common Stock on such date.

(4) None of these options granted to Mr. Hutchison were in-the-money at December 31, 2002 because they are exercisable at prices greater than the fair market value of the Company's Common Stock on such date.

(5) None of the options granted to Mr. Tuckerman were in-the-money at December 31, 2002 because they are exercisable at prices greater than the fair market value of the Company's Common Stock on such date.

(6) None of the options granted to Mr. Ramey were in-the-money at December 31, 2002 because they are exercisable at prices greater than the fair market value of the Company's Common Stock on such date.

(7) None of these options granted to Mr. Min were in-the-money at December 31, 2002 because they are exercisable at prices greater than the fair market value of the Company's Common Stock on such date.

Director Compensation

On August 12, 1996, the Company adopted a policy which was amended on August 13, 2002, to compensate non-employee members of its Board of Directors and Audit Committee in the amount of $2,500 plus expenses for each meeting attended in person and $1,500 for participating in each meeting via telephone conference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to the beneficial ownership of all of the Company's outstanding voting securities by each person owning five percent (5%) or more of such shares, by each director, by each executive officer listed in Item 10 of this Report on Form 10-K, and by all directors and officers as a group as of March 14, 2003. Unless otherwise indicated, it is assumed that all shares are directly owned and that the holders thereof have sole voting and investment power with respect thereto.

Name of Beneficial Owner and Address		Title of Class	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (1)	
Directors and Officers					
Norman R. Dobiesz 2150 Whitfield Industrial Way Sarasota, Florida 34243	(2)(4)	Common Stock Preferred Series A Stock	1,307,197 100,000	21.9% 100%	(3)
Carl S. Levine 125 Jericho Turnpike Jericho, New York 11753	(2)	Common Stock	25,690	*	(5)(6)
Ewen R. Cameron 2150 Whitfield Industrial Way Sarasota, Florida 34243	(2)(4)	Common Stock	161,786	2.7%	(5)(7)
Patrick G. Min 2150 Whitfield Industrial Way Sarasota, Florida 34243	(4)	Common Stock	15,455	*	(5)
Gregory G. Barr P. O. Box 413040 Naples, Florida 34101	(2)	Common Stock	8,000	*	(5)(8)
Peter G. Tuckerman 2150 Whitfield Industrial Way Sarasota, Florida 34243	(4)	Common Stock	29,567	*	(5)(10)
Robert B. Ramey 2150 Whitfield Industrial Way Sarasota, Florida 34243	(4)	Common Stock	42,080	*	(5)(11)
Richard L. Stevens 5364 Ehrlich Road Tampa, Florida 33602	(2)	Common Stock	0	*	
All Directors and Officers as a Group (8 persons)		Common Stock	1,589,755	25.8%	
Greater than 5% Ownership	(9)				
Finova Mezzanine Capital Corp. 500 Church Street, Suite 200 Nashville, Tennessee 37219		Preferred Series B Convertible Stock Common Stock	12,625 1,904,829	100% 25.3%	
Harris Corporation 1025 West NASA Boulevard Melbourne, Florida 32919		Preferred Series C Convertible Stock Common Stock	40,000 1,454,545	100% 19.7%	

* Less than one percent

(1) Does not include an aggregate of 951,000 shares of Common Stock which may be issued upon exercise of incentive stock options granted or which could be granted under the Company's 1995 Incentive Stock Option Plan.

(2) Director of the Company.

(3) Includes 56,000 shares owned by virtue of 100% ownership of H & N Management Co., Inc. ("H&N"), 1,140,000 shares owned by virtue of 100% ownership of W&D Consultants, Inc., 4,455 shares owned by virtue of 67% ownership of Whitfield Capital of Sarasota, Inc., and 30,000 exercisable stock options. Does not include 100,000 shares of Preferred Series A Stock owned by Mr. Dobiesz, each such share entitling the holders to cast 400 votes, in any matter submitted for vote of the holders of common stock.

(4) Executive Officer of the Company named in Item 11 of this Report on Form 10-K.

(5) Beneficially owns less than 1% of the Company's outstanding Common Stock.

(6) Includes: (i) 2,000 shares held by Mr. Levine's wife; (ii) 950 shares held by Mr. Levine's wife, as custodian for Mr. Levine's children, respecting which shares Mr. Levine disclaims beneficial ownership; (iii) 2,240 shares owned directly by Mr. Levine and 10,500 shares owned by the Carl S. Levine IRA; and (iv) 10,000 exercisable stock options.

(7) Includes 130,000 shares of exerciseable stock options.

(8) Includes 2,000 shares owned jointly with Mr. Barr's wife. Includes 6,000 shares of exercisable stock options.

(9) The information concerning these 5% or greater stockholders is based solely on information contained in Schedule 13D filings each of them made with the SEC.

(10) Includes 22,000 shares of exercisable stock options.

(11) Includes 32,000 shares of exercisable stock options.

Change of Control

The holders of the Preferred Convertible Series B Stock have the right to elect a majority of the Board of Directors of the Company if and whenever four quarterly dividends (whether or not consecutive) payable on the Preferred Convertible Series B Stock shall be in arrears.

Equity Compensation, Plan Information

The following table presents information as of December 31, 2002, relating to our equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders:			
1995 Incentive Stock Option Plan	481,200	$1.75	1,301,000

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effective August 31, 2001 the Company entered into five year employment agreements with Ewen R. Cameron, President and CEO, and Norman R. Dobiesz, Senior Vice President Business Development. See Executive Compensation - Employment Agreements.

Effective September 9, 2002 the Company entered into three year employment agreements with Robert B. Ramey, Vice President Manufacturing and Patrick G. Min, Vice President Finance and CFO. See Executive Compensation - Employment Agreements.

The Company had an outstanding note payable to its President and CEO, which was paid in full plus interest at September 18, 2002 for $73,380. The balance at December 31, 2001 and 2000 was $69,350 and $64,035, respectively.

The Senior Vice President Business Development personally guaranteed a portion of the Company's obligations to the lessor over the term of the lease. The Company agreed to pay 6% of the total future value of the lease payments, excluding executory costs, as consideration for this guarantee. This amount was paid during 1991. The cost of the guarantee to the Company, 6% of $7,000,000 or $420,000 has been deferred as a financing cost (prepaid lease guarantee) in the accompanying financial statements and is amortized on a straight line basis over the term of the lease. Accumulated amortization of this amount at December 31, 2002 and 2001 was $347,958 and $320,508, respectively.

ITEM 14. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer, Ewen R. Cameron, and the Chief Financial Officer, Patrick G. Min, evaluated the effectiveness of Teltronics' disclosure controls and procedures as of a date within 90 days of the filing of this report (the "Evaluation Date"), and concluded that, as of the Evaluation Date, Teltronics' disclosure controls and procedures were effective to ensure that information Teltronics is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by Teltronics in the reports that it files under the Exchange Act is accumulated and communicated to Teltronics' management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Change to Internal Controls and Procedures for Financial Reporting

There were no significant changes to Teltronics' internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

(1) Financial Statements:

The financial statements filed as part of this report are listed on the Index to Consolidated Financial Statements on Page 22.

(2) Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts is on page 56.

All other consolidated financial statement schedules have been omitted because the required information is shown in the consolidated financial statements or notes thereto or they are not applicable.

(3) See Item 15(c) below.

(b) Reports on Form 8-K:

No Reports on Form 8-K were filed during the fourth quarter of fiscal year ended December 31, 2002.

(c) Exhibits: The exhibits listed on the Exhibit Index are filed as part of, or incorporated by reference into, this Report.

(d) Financial Statement Schedules: See Item 15(a) above.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Writeoffs	Balance at end of Period
Allowance for doubtful accounts:					
Year ended December 31, 2002	$469,860	$226,462	—	$(296,712)	$399,610
Year ended December 31, 2001	278,500	191,360	—	—	469,860
Year ended December 31, 2000	210,000	89,199	—	(20,699)	278,500
Reserve for slow-moving inventories:					
Year ended December 31, 2002	$1,235,000	$2,290,080	—	$(1,374,080)	$2,151,000
Year ended December 31, 2001	1,171,586	63,414	—	—	1,235,000
Year ended December 31, 2000	709,340	462,246	—	—	1,171,586
Valuation allowance for deferred tax assets:					
Year ended December 31, 2002	$6,160,591	—	$1,640,119	—	$7,800,710
Year ended December 31, 2001	3,779,509	—	2,381,082	—	6,160,591
Year ended December 31, 2000	3,267,493	—	512,016	—	3,779,509

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELTRONICS, INC.

Dated: March 31, 2003

By: /s/ Patrickk G. Min
Patrick G. Min
Vice President Finance and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Ewen R. Cameron Ewen R. Cameron	Director, President and Chief Executive Officer	March 31, 2003
/s/ Patrick G. Min Patrick G. Min	Vice President Finance, Chief Financial Officer, Secretary and Treasurer	March 31, 2003
/s/ Norman R. Dobiesz Norman R. Dobiesz	Director	March 31, 2003
/s/ Carl S. Levine Carl S. Levine	Director	March 31, 2003
/s/ Gregory G. Barr Gregory G. Barr	Director	March 31, 2003
/s/ Richard L. Stevens Richard L. Stevens	Director	March 31, 2003

<u>CERTIFICATION</u>

I, Ewen R. Cameron, certify that:

1. I have reviewed this annual report on Form 10-K of Teltronics, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Teltronics, Inc. as of, and for, the periods presented in this annual report;

4. Teltronics, Inc.'s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Teltronics, Inc. and we have;

(a) designed such disclosure controls and procedures to ensure that material information relating to Teltronics, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of Teltronics, Inc.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5. Teltronics, Inc.'s other certifying officer and I have disclosed, based on our most recent evaluation, to Teltronics, Inc.'s auditors and the audit committee of Teltronics, Inc.'s board of directors:

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect Teltronics, Inc.'s ability to record, process, summarize and report financial data and have identified for Teltronics, Inc.'s auditors any material weaknesses in internal controls; and

(b) any fraud, whether not material, that involves management or other employees who have a significant role in Teltronics, Inc.'s internal controls; and

6. Teltronics, Inc.'s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

<u>/s/ Ewen R. Cameron</u>
Ewen R. Cameron
Director, President and Chief
Executive Officer

<u>CERTIFICATION</u>

I, Patrick G. Min, certify that:

1. I have reviewed this annual report on Form 10-K of Teltronics, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Teltronics, Inc. as of, and for, the periods presented in this annual report;

4. Teltronics, Inc.'s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Teltronics, Inc. and we have;

(a) designed such disclosure controls and procedures to ensure that material information relating to Teltronics, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of Teltronics, Inc.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5. Teltronics, Inc.'s other certifying officer and I have disclosed, based on our most recent evaluation, to Teltronics, Inc.'s auditors and the audit committee of Teltronics, Inc.'s board of directors:

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect Teltronics, Inc.'s ability to record, process, summarize and report financial data and have identified for Teltronics, Inc.'s auditors any material weaknesses in internal controls; and

(b) any fraud, whether not material, that involves management or other employees who have a significant role in Teltronics, Inc.'s internal controls; and

6. Teltronics, Inc.'s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

<u>/s/Patrick G. Min</u>
Patrick G. Min
Vice President/Finance and
Chief Financial Officer

EXHIBIT INDEX

(c) Exhibits:

3.1 Restated Certificate of Incorporation of Registrant, as amended. Filed as Exhibit 3.1 to Teltronics' Definitive Proxy Statement filed June 24, 1996.

3.2 By-Laws of the Registrant, as amended. Filed as Exhibit 3.2 to Teltronics' Annual Report on Form 10-KSB filed April 2, 1997.

4.1 Certificate of Designations of Preference of Series A Preferred Stock of Teltronics, Inc. filed with the Delaware Secretary of State on August 19, 1996. Filed as Exhibit 5 to Teltronics' Form 8-K filed October 7, 1996.

4.2 Certificate of Designations Establishing Series of Shares and Articles of Amendment of Teltronics, Inc., filed with the Delaware Secretary of State on February 24, 1998. Filed as Exhibit 3.1 to Teltronics' Form 8-K filed March 9, 1998.

4.3 Amended Designation of Teltronics, Inc. filed with the Delaware Secretary of State on February 25, 1998. Filed as Exhibit 3.2 to Teltronics' Form 8-K filed March 9, 1998.

4.4 Certificate of Designations Establishing Series of Shares and Articles of Amendment of Teltronics, Inc. filed with the Delaware Secretary of State on March 27, 2002. Filed as Exhibit 3.6 to Teltronics' Form 10-K filed April 1, 2002.

4.5 Amended Designations Establishing Series of Shares and Articles of Amendment of Teltroncis, Inc. filed with the Delaware Secretary of State on April 29, 2002. Filed as Exhibit 3 to Teltronics' Form 10-Q filed August 14, 2002.

10.1 Loan and Security Agreement between Sirrom Capital Corporation and Teltronics, Inc. and its Subsidiaries dated February 25, 1998. Filed as Exhibit 10.4 to Teltronics' Form 8-K filed March 9, 1998.

10.2 Secured Senior Subordinated Promissory Note of Teltronics, Inc. in the principal amount of $1,000,000 dated February 28, 1998 delivered to Sirrom Capital Corporation. Filed as Exhibit 10.5 to Teltronics' Form 8-K filed March 9, 1998.

10.3 Secured Senior Promissory Note of Teltronics, Inc. in the principal amount of $280,000 dated February 26, 1998 delivered to Sirrom Capital Corporation. Filed as Exhibit 10.6 to Teltronics' Form 8-K filed March 9, 1998.

10.4 Common Stock Purchase Warrant covering 525,000 shares of Common Stock of Teltronics, Inc. issued to Sirrom Capital Corporation dated February 26, 1998. Filed as Exhibit 10.7 to Teltronics' Form 8-K filed March 9, 1998.

10.5 Common Stock Purchase Warrant covering 365,000 shares of Common Stock of Teltronics, Inc. issued to Sirrom Capital Corporation dated February 26, 1998. Filed as Exhibit 10.8 to Teltronics' Form 8-K filed March 9, 1998.

10.6 Registration Rights Agreement dated February 25, 1998 between Teltronics, Inc. and Sirrom Capital Corporation. Filed as Exhibit 10.9 to Teltronics' Form 8-K filed March 9, 1998.

10.7 Agreement of Sale dated March 5, 1998 between AT Supply, Inc. and AT2 Communications, Incorporated. Filed as Exhibit 10.7 to Teltronics' Form 8-K filed March 19, 1998.

10.8 Amendment dated December 22, 1998, to Ninth Amendment to Loan and Security Agreement and First Note Modification Agreement dated July 23, 1997 between The CIT Group/Credit Finance, Inc. and Teltronics, Inc., AT Supply, Inc. and Interactive Solutions, Inc. Filed as Exhibit 10.1 to Teltronics' Annual Report on Form 10-K filed March 31, 1999.

10.9 Global Amendment dated March 29, 1999 between Sirrom Capital Corporation and Teltronics, Inc. and its Subsidiaries. Filed as Exhibit 10.1 to Teltronics' Form 10-Q filed May 14, 1999.

10.10 Amended and Restated Senior Secured Promissory Note in the amount of $1,000,000.00 dated and delivered March 29, 1999 by Teltronics, Inc. to Sirrom Capital Corporation. Filed as Exhibit 10.2 to Teltronics' Form 10-Q filed May 14, 1999.

10.11 Amended and Restated 12% Subordinated Secured Debenture Due February 13, 2002 dated and delivered March 29, 1999 by Teltronics, Inc. to Sirrom Capital Corporation. Filed as Exhibit 10.3 to Teltronics' Form 10-Q filed May 14, 1999.

10.12 Lease Rider No. 990325 dated March 25, 1999, between Teltronics, Inc. and SunShore Leasing Corporation. Filed as Exhibit 10.4 to Teltronics' Form 10-Q filed May 14, 1999.

10.13 Amended and Restated Employment Agreement between Teltronics, Inc. and Ewen R. Cameron dated May 3, 1999. Filed as Exhibit 10.1 to Teltronics' Form 10-Q filed August 2, 1999.

10.14 Amended and Restated Employment Agreement between Teltronics, Inc. and Norman R. Dobiesz dated May 3, 1999. Filed as Exhibit 10.2 to Teltronics' Form 10-Q filed August 2, 1999.

10.15 Agreement of Sale dated December 31, 1999 between Teltronics, Inc. and Telident, Inc. Filed as Exhibit 10.1 to Teltronics' Form 8-K filed January 14, 2000.

10.16 Amendment to Agreement of Sale dated February 16, 2000 between Teltronics, Inc., and Telident, Inc. Filed as Exhibit 10.1 to Teltronics' Form 8-K/A filed February 24, 2000.

10.17 Asset Sale Agreement dated June 30, 2000 by and between Teltronics, Inc. and Harris Corporation. Filed as Exhibit 10.1 to Teltronics' Form 8-K filed July 12, 2000.

10.18 Amended Agreement dated October 30, 2000 between Harris Corporation and Teltronics, Inc. Filed as Exhibit 10 to Teltronics' Form 10-Q filed November 13, 2000.

10.19 Amended and Restated Employment Agreement between the Company and Ewen R. Cameron dated August 31, 2002 Filed as Exhibit 10.1 to Teltronics' Form 10-Q filed November 13, 2001.

10.20 Amended and Restated Employment Agreement between the Company and Norman R. Dobiesz dated August 31, 2001 Filed as Exhibit 10.2 to Teltronics' Form 10-Q filed November 13, 2001.

10.21 Amended, Restated and Consolidated Secured Promissory Note restated as of March 28, 2002 delivered to Harris Corporation. Filed as Exhibit 10.21 to Teltronics' Form 10-K filed April 1, 2002.

10.22 Third Amended and Restated Senior Secured Promissory Note in the amount of $1,000,000 dated and delivered May 2, 2002 by Teltronics, Inc. to Finova Mezzanine Capital, Inc. f/k/a/ Sirrom Capital Corporation. Filed as Exhibit 10.1 to Teltronics' Form 10-Q filed August 14, 2002.

10.23 Amended and Restated Stock Purchase Warrant covering 525,000 shares Common Stock of Teltronics, Inc. issued May 2, 2002 to Finova Mezzanine Capital, Inc. f/k/a Sirrom Capital Corporation. Filed as Exhibit 10.2 to Teltronics' Form 10-Q filed August 14, 2002.

10.24 Amended and Restated Stock Purchase Warrant covering 365,000 shares Common Stock of Teltronics, Inc. issued May 2, 2002 to Finova Mezzanine Capital, Inc. f/k/a Sirrom Capital Corporation. Filed as Exhibit 10.3 to Teltronics' Form 10-Q filed August 14, 2002.

10.25 Employment Agreement between the Company and Patrick G. Min dated September 9, 2002. Filed as Exhibit 10.1 to Teltronics' Form 10-Q filed November 14, 2002.

10.26 Employment Agreement between the Company and Robert B. Ramey dated September 9, 2002. Filed as Exhibit 10.2 to Teltronics' Form 10-Q filed November 14, 2002.

10.27 Thirteenth Amendment to Loan and Security Agreement dated October 16, 2002 between The CIT Group/Business Credit, Inc. and Teltronics. Filed as Exhibit 10.3 to Teltronics' Form 10-Q filed November 14, 2002.

10.28 First Amendment to Loan and Security Agreement, Fourth Amended and Restated Senior Secured Promissory Note and Pledge and Security Agreement dated September 30, 2002 between Finova Mezzanine Capital Inc. and Teltronics, Inc. Filed as Exhibit 10.4 to Teltronics' Form 10-Q filed November 14, 2002.

10.29 Agreement of Purchase and Sale of Vortex Technology dated October 31, 2002 between Tri-Link Technologies Inc. and Teltronics, Inc. Filed as Exhibit 10.5 to Teltronics' Form 10-Q filed November 14, 2002.

21* List of Subsidiaries.

23* Consent of Independent Certified Public Accountants, Ernst & Young LLP.

99.1* Written Statement of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

99.2* Written Statement of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

(*) Filed as an Exhibit to this Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

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Officers and Directors

Ewen R. Cameron
Director, President, Chief Executive Officer

Patrick G. Min
Vice President Finance, Chief Financial Officer,
Secretary and Treasurer

Peter G. Tuckerman
Vice President Product Management

Robert B. Ramey
Vice President Electronic Manufacturing

Norman R. Dobiesz
Director, Senior Vice President Business Development

Carl S. Levine
Director

Gregory G. Barr
Director

Richard L. Stevens
Director

Corporate Headquarters:
2150 Whitfield Industrial Way
Sarasota, Florida 34243-4046 USA
(941) 753-5000

Corporate Counsel:
Blair & Roach
2645 Sheridan Drive
Tonawanda, New York 14150

Independent Auditors:
Ernst & Young LLP
100 North Tampa Street
Suite 2200
Tampa, Florida 33602-5197

Registrar and Transfer Agent:
Computershare Trust Company Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401

Stock Data:
Teltronics' stock is quoted on the OTC Bulletin Board
under the symbol TELT

Company Stock:
The Company's issued common stock as of
March 24, 2003, was 5,930,241 shares

Teltronics

Ideas that Communicate

For over thirty years, Teltronics, Inc. has been dedicated to excellence in the design, development and manufacture of electronics equipment and applications software systems that enhance the performance of telecommunications networks. The Company develops telephone switching systems and software, contact center systems and 911 public safety communication centers. Teltronics provides remote maintenance hardware and software solutions to help companies effectively monitor and maintain telecommunications systems. The company also serves as a contract manufacturing partner to customers nationwide.



TELTRONICS

2150 Whitfield Industrial Way
Sarasota, Florida 34243
941.753.5000
www.teltronics.com